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06014901

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL



REGISTRANT'S NAME CSR plc

*CURRENT ADDRESS Unit 400
Cambridge Science Park
Milton Road
Cambridge
CB4 0WH United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 10 2006
THOMSON FINANCIAL

FILE NO. 82- 34988

FISCAL YEAR 12/31/05

* *Complete for initial submissions only* ** *Please note name and address changes*

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csr

Changing the way the world connects

CSR plc Annual Report and Financial Statements 2004

AR/S
12-31-04


AY9T751N
A14
COMPANIES HOUSE
0634
06/05/05

COMPANY NUMBER

04187346

Contents

Financial and operational highlights

- Revenue growth of 274% to $253.1 million compared to $67.6 million in 2003
- Operating profit of $58.7 million compared to an operating loss of $2.4 million in 2003
- Operating margin of 23.2%
- Gross margin of 46.8% compared to 46.0% in 2003
- Basic EPS of $0.53 per share up from $0.03 per share in 2003
- Operating cash flow of $35.8 million up from $1.7 million in 2003
- Achieved 69% of all Bluetooth design wins in 2004 compared to 64% in 2003
- Market share of Bluetooth units shipped increased to 45% in 2004 from 23% in 2003
- Expanded into WiFi market with the launch of industry's first single chip IEEE 802.11 a, b, g, product for embedded solutions specifically targeting the mobile phone and consumer electronics markets
- Expansion of the business with the addition of 118 new staff to 316 employees by the end of 2004

CSR is the market leader in single chip wireless solutions, using the 2.4GHz Bluetooth personal area network standard, designed to support data and voice communications between a wide range of products over short range radio links.

In 2004, CSR's market share of units shipped increased to 45% from 23% in 2003. According to IMS, the market for Bluetooth devices was approximately 140 million units in 2004 and is projected to grow by almost 80% to approximately 250 million units in 2005.

During 2004, CSR expanded beyond the Bluetooth chip market with the launch of UniFi, the industry's first single chip IEEE 802.11a,b,g embedded solution specifically targeting the mobile phone and consumer electronics markets.

IPO

CSR listed on the London Stock Exchange under the symbol CSR on 2 March 2004. It was originally listed at an offer price of 200p per share, representing an initial market capitalisation of £240 million and was the most successful European IPO of 2004.

CSR's Offices



Aalborg, Denmark
Lund, Sweden
Detroit, Michigan, USA
Richardson, Texas, USA
Cambridge, UK
Corporate Headquarters
Seoul, Korea
Tokyo, Japan
Taipei, Taiwan

Total number of employees 316

Revenue $'000

2001	2002	2003	2004
16,980	27,680	67,620	253,140

R&D Expenditure $'000

2001	2002	2003	2004
10,800	12,600	16,580	27,280

2004 has been a remarkable year for CSR. Our Company is now recognised as the most successful European IPO of 2004.

2004 has been a remarkable year for CSR. Our Company, established a little over 6 years ago and listed on the London Stock Exchange in March, is now recognised as the most successful European IPO of 2004. Our earnings per share grew to $0.53, far exceeding the expectation at the time the Company listed, with a consequential near doubling of our market capitalisation since placement. Sales grew by almost four times over the prior year and we achieved a market share of 45% of the Bluetooth semiconductor market worldwide.

Such performance does not occur simply through chance or good fortune. The single chip offering of our Bluetooth products, giving advantages of functionality, size and value, was a consequence of clarity of purpose, dedication to a vision, attention to detail and a profound technical competence. But achieving such an impressive growth rate also imposes a significant stress on the organisation, testing our systems, management processes, relationships with suppliers and even with our own employees. Nevertheless, over the past year we have increased our staff by 60%, achieved a 69% Bluetooth design win share, tightened cost control and, most importantly, kept up high standards of customer service and support across all our markets.

The response to the challenges of 2004 by management and staff alike, often working long hours at our various locations across the world, is much appreciated by the Board.

Foundations have also been laid for the future. We announced our low power single chip WiFi (UniFi) product in November 2004, moved offices within Cambridge and are well into the implementation of a new enterprise resource planning (ERP) system to ensure a robust supply chain to accommodate future growth.

During the past year we have also established a Board appropriate to meet the needs of a listed company in the FTSE 250. Mike Shone, who did such an able job as Chairman in guiding the Company through to the IPO, agreed to stay on the Board for a further year as a non-executive director to ensure continuity. David Tucker joined us prior to the IPO, taking responsibility for the Audit Committee and subsequently agreeing to assume the role of Senior Independent Director. He brings a wealth of commercial and financial experience to our Board having worked with many listed companies over the years. To ensure the right balance of skills, I was delighted that Ron Mackintosh and John Scarisbrick were also able to join us during the year, bringing respectively, in depth knowledge of IT and semiconductor industries.

Your Board has developed quickly into an effective team, with the executive directors responding well to the rigours and opportunities presented within a listed company. We have yet to address all the issues that apply in today's Corporate Governance environment, but a good start has been made and further progress will be seen in the coming year.

In conclusion, I would like to thank all our stakeholders for their support over the past year. Having already mentioned our staff, it would be remiss if I did not also express the Board's appreciation to our customers, without whose patronage the achievements of the past year would not have been possible, and to our suppliers who have enabled us to respond so effectively not only to the growth but also the inevitable fluctuations in market demand.

For the coming year we will continue to develop our technologies and products, strengthen our organisation and invest in our infrastructure. The technology sector within which we operate is in the early part of its life cycle, ensuring that 2005 will be another fascinating year as the market develops and grows. CSR will be playing a major part in stimulating and leading that development.



John Whybrow
Chairman

Bluetooth is CSR's first wireless system and we have established a leading position in this rapidly growing market. During 2004 we launched industry's first single chip IEEE 802.11 a, b, g WiFi device specifically targeting mobile applications. Our outlook for 2005 remains very positive.

2004 was a very successful year for CSR. The revenue of $253 million was nearly four times that of 2003 and nine times 2002's figure. Retained profit at $62 million and operating cash flow of $36 million were both 20 times greater than the prior year. We shipped over 50 million single chip Bluetooth devices to achieve a 45% market share compared to 23% in 2003. CSR increased by 5%, its market share of all design wins in 2004 to secure 69% of all those customer end products and modules recorded on the industry's Bluetooth SIG website. The Company floated on the London Stock Exchange in early 2004 and, by 31 December, our share price had nearly doubled. We are confident of delivering a strong performance in 2005.

CSR has demonstrated significant capability in the design, marketing and manufacture of short range wireless systems. The initial Bluetooth technical specification was published in 1998 when the Company was founded. The intention of the Bluetooth standard is to support wireless connectivity and interoperability between a wide range of electronic communication devices through a single compatible standard. From its inception, many of the established leaders in the information technology sector declared their intent to enter the business and a number of other companies were founded to develop integrated circuits to participate in this new market.

Our Company has now emerged as the clear leader in Bluetooth and this is testament to the excellence, hard work, and dedication of all CSR's employees. It is significant that the core design teams of radio, computer, and software engineers that founded CSR have now been working together under the same roof for over 10 years developing wireless systems.

A founding principle of the Company has been to be first to market with all features of each generation of the Bluetooth specification. We have successfully executed this strategy throughout the past 6 years to the present day. Today, through our fourth generation product BlueCore 4, CSR is the only company in the world to be shipping in volume the industry's latest specification, Bluetooth v2.0 plus EDR, which was ratified in 2004.

Through our design centres and field application engineers, CSR provides local support to customers in the major market areas of Asia Pacific, Europe, Japan, and North America.

CSR provides solutions for our customer's product requirements not just chips. Our comprehensive service includes integrated circuits with hardware variants that segment the market by application, core software, software development kits and reference platforms and customised application software that allow our customers to differentiate their own products.

The support we provide our customers has resulted in CSR's technology being adopted by over 450 customers world wide. We are proud to count amongst our customers the major suppliers in each of the markets we address.

CSR is not just number one in total Bluetooth design wins with 346 (69%) of the total in 2004, (5% more than 2003) but number one in every application. Utilising CSR's Bluecore devices in 2004, our customers secured 31 of 56 (55%) of mobile phones qualified, 77 of 91 (85%) of headsets, and 10 of 12 (83%) of laptops. CSR had 9 times more design wins listed than our nearest competitor in 2004.

CSR has deliberately and consistently driven down product cost quarter by quarter with ever smaller chip sizes, lower wafer and assembly costs, improved yields and reduced test times. Further, we have reduced our customers' solution cost by integrating functionality from the application onto our Bluecore devices. The objective is to enable customers to add Bluetooth to more of their products and to deny our competitors a price umbrella under which to develop a market position. Our manufacturing is outsourced to TSMC and ASE in Taiwan who provide our wafer fabrication, assembly and test, and shipping capability and with whom we enjoy excellent relationships.

Bluetooth is CSR's first wireless system. We intend to engage in other wireless standards where we believe our technical, marketing and manufacturing strengths can be used to our advantage. In November 2004 we launched our first WiFi product, UniFi. This product is the industry's first single chip device for mobile applications requiring the IEEE 802.11 a, b, g standards. The first silicon received is fully functional and has already been sampled to lead customers with whom we are working to secure design wins in embedded applications.

I am pleased to report that on 15 March 2005, we completed the acquisition of Clarity Technologies, Inc. for $17.1 million. This is an exciting acquisition for us. Clarity is a leading provider of software and services for improving the audio quality and performance of voice-based communications systems and products. Not only does Clarity give us access to leading customers in the US automotive sector but its patented software will give us a key competitive advantage in audio, which we believe will continue to be the largest Bluetooth application.

Our outlook for 2005 remains very positive. The Bluetooth market is projected to grow from 140 million units in 2004 to 250 million units in 2005. We believe CSR's design win and unit market share of 69% and 51% respectively in the fourth quarter of 2004 position us well to grow in 2005.



John Hodgson
Chief Executive Officer

CSR history up to the IPO

Cambridge Silicon Radio (CSR) was founded in 1998 by a team from Cambridge Consultants Limited in Cambridge. Most of the engineering team had worked together for a number of years developing expertise in building high frequency radio systems with radio, computing and software functions integrated together as a single chip integrated circuit (IC). These were manufactured on a high volume, low cost, bulk CMOS (silicon chip) process. The team formed CSR to develop single chip wireless solutions and selected the Bluetooth standard for its first product.

CSR was initially funded by venture capital companies 3i, Amadeus Capital Partners and Gilde IT Fund BV. Subsequent rounds of funding attracted strategic investors including ARM, Capital Research, Compaq, Intel, Philips, Siemens, Sony and, in the pre IPO round, financial investors Scottish Equity Partners and Lloyds Development Capital. CSR raised a total of $84 million of funding and delivered its first profit in the third quarter of 2003, by which time the Company had introduced its third generation of Bluetooth products.

The IPO of 2 March 2004 at a price of £2.00 per share was oversubscribed.

What does CSR do?

CSR is a leading provider of single chip radio devices for short range wireless communication.

CSR's core competence is its ability to rapidly innovate to produce new wireless systems on CMOS IC's for emerging wireless standards and also provide the associated software solution.

Bluetooth

The Bluetooth standard was initially developed by a consortium of Ericsson, IBM, Intel, Nokia and Toshiba. Together, they formed the Bluetooth SIG (Special Interest Group) to promote development of short range wireless technology and encourage product definition. CSR was one of the first companies to join the Bluetooth SIG once membership was extended beyond the original founding five. Bluetooth was created to enable cable replacement and synchronisation of data between personal electronics devices such as mobile phones and headsets, and PC's and peripherals such as printers and PDA's. In automobiles, its applications include 'hands free' telephony. Bluetooth technology also operates in consumer products such as cameras, MP3 players and stereo headsets.

31 out of 56 mobile phone handsets qualified with the Bluetooth SIG in 2004 use CSR technology

Companies joining the SIG and agreeing to its rules gain access to the necessary patents which they can licence on a royalty free basis. They also have the right to use the Bluetooth logo.

The market for Bluetooth has grown from 28 million devices in 2002 to 140 million devices in 2004 according to industry analysts IMS and a wide and growing variety of products incorporating Bluetooth are offered by most of the world's major electronics suppliers. It's a market still in its growth phase with an expanding number of applications such as the adoption of headsets which has in part been assisted by legislation in a number of countries prohibiting drivers from using hand held mobile phones in automobiles.

Total Bluetooth shipments



Millions of units
28
64
140
250*
440*
2002
2003
2004
2005E
2006E

Source: 2004 and 2005 from IMS Jan 2005. 2006 from IMS May 2004 as no further updated information available
*Mid points of latest estimates

CSR achieved 55% of all Bluetooth design wins in 2004 in mobile handsets

CSR and Bluetooth

CSR has consistently demonstrated its lead in Bluetooth and is currently in mass production of its fourth generation product, BlueCore4, with BlueCore5 set to launch during 2005. The Company has more than 100 hardware variants in production running in conjunction with more than 100 different firmware and software configurations.

BlueCore is a fully integrated 2.4 GHz radio, baseband and microcontroller and it features in 69% of all qualified Bluetooth v1.1, v1.2 and v2.0 enabled products and modules listed on the Bluetooth website. Industry leaders Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba all use BlueCore devices in their range of Bluetooth products.

CSR had 83% of all laptop design wins incorporating Bluetooth in 2004

CSR's R&D strengths have enabled it to extend its offering in Bluetooth from its original specification v1.0 (2000), through v1.1 (2001), v1.2 (2003) to v2.0 (2004). The standard continues to evolve to support higher data rates and more applications. CSR intends to continue to be first to market with its BlueCore chips as each new standard emerges.

The Company has continued to drive down chip size and cost. This enables the adoption of BlueCore in new applications and increases volume in existing applications.

CSR also continues to add new functions onto different variants of its chips that are suitable for *different segments of the Bluetooth enabled market.* These new functions are both in hardware (for example Mono and Stereo Audio Codecs, Digital Signal Processors (DSP), power supply conditioning and embedded flash) and, increasingly, in software (for example complete applications for music streaming to headsets and more sophisticated software development products and kits such as BlueCore Host Software and BlueLab™).

BlueCore Host Software (BCHS) provides *software for end products where the upper layers of the* protocol stack and profile run on the main processor. BCHS has been optimised for use in mobile phones. In the past year, CSR has increased the number and range of profiles that BCHS supports, adding DSP functions and enabling operating systems to run on Windows, Symbian and Linux.

Interoperability is a paramount consideration when CSR designs a product, ensuring that BlueCore is able to function in conjunction with the software and functionality of the host product.

Through BlueLab™, CSR provides software support to our customers for embedded on-chip applications. BlueLab™ has been used by customers to improve efficiencies in product development cycles and to optimise the functionality of their own applications. This has included allowing programming of a DSP co-processor included on CSR's BlueCore3 and newer generation products. This will support more sophisticated multipoint applications for Bluetooth such as use in MP3 players and stereo headsets.

WiFi

Bluetooth is often confused with another wireless standard, WiFi, which is a wireless LAN (local area network) technology, while Bluetooth enables PANs (personal area networks). The two have been incorrectly regarded as competing technologies. In *practice, Bluetooth can be considered as wireless* USB and WiFi as wireless Ethernet.

The two standards are complementary and provide different capabilities with some minor overlap. Both standards provide for cable replacement and data synchronisation. CSR considers the 'killer' application for Bluetooth to be audio whilst for WiFi it is video.

CSR and WiFi

In November 2004, CSR announced UniFi which meets the WiFi standard. UniFi is the first WiFi single chip IEEE 802.11 a, b, g solution focused on embedded applications specifically targeting the mobile phone and consumer electronics markets. UniFi has improved performance through built-in, full receiver spatial diversity (a precursor to MIMO) and improved radio co-existence with co-located cellular and Bluetooth transceivers. It also has the best-in-class low power consumption, size and cost.

UniFi will enable a rapid update of WiFi technology in the brand new market outside the traditional PC sector, for applications including mobile phones, portable music and video players and consumer video, cameras and audio equipment.

CSR has recently sampled the first fully functional UniFi chips to lead customers and expects to enter into production towards the end of 2005.

Employees and world wide operations

Over 100 people joined CSR in 2004 and the Company now has over 300 employees of which 68% have a degree or higher qualification. CSR has offices in seven countries. Research and development is primarily in Cambridge, with design centres in Aalborg, Denmark; Richardson (Texas), USA and Lund, Sweden which was opened in February 2005. Sales, marketing and applications staff operate from Cambridge, Richardson, Seoul, Taipei and Tokyo.

Operations and suppliers

CSR is a design and marketing company. All wafer fabrication, assembly and test, and shipping is subcontracted, predominantly to TSMC and ASE in Taiwan. Manufacturing is located in Taiwan to minimise production cycle time and inventory, simplify logistics and to take advantage of a common language and culture. CSR has worked to develop excellent relationships at all levels with these partners. This has served CSR well and provided the Company with leading edge manufacturing technology and strong support in satisfying capacity requirements and controlling costs.

Using this production process has enabled CSR to successfully ship over 75 million Bluetooth single chip devices whilst aggressive cost reduction programs have allowed it to maintain margins as it drives down prices. This encourages CSR's customers to increasingly adopt CSR's technology in their products.

CSR's technology serves a trend towards the adoption of wireless connectivity in the global electronics and IT industries. Its "solution on a chip" offering is also creating new market opportunities.

Enabling new players in the wireless communications value chain

CSR's highly integrated wireless systems on CMOS provide much more than just a radio component. The level of added capability is having a dramatic effect on the market, opening up new opportunities, because CSR's customers no longer need to become involved in the following aspects of wireless systems manufacturing:

- Signal processing algorithms
- Communications protocols and 'software stacks'
- Radio frequency, production measurement and testing
- Interoperability testing
- Regulatory approvals for radio frequencies and communications industry certifications

In the past, because a manufacturer needed proficiency in these disciplines, digital wireless communication was the preserve of companies that had evolved from either defence industries or state funded telecoms providers and operators. CSR's BlueCore and UniFi systems are designed to integrate all of the above aspects in a pre-packaged form. This is why CSR says it creates solutions for customers rather than just chips. CSR's products make it much easier for customers to add wireless capability and therefore reduce time-to-market. Companies, and even whole electronics industry sectors, which in the past had limited experience in deploying modern wireless communications, are now able to introduce wireless connectivity by using CSR's technology.

This expansion of access to wireless technology for manufacturers is what is meant by the phrase 'democratising wireless'. CSR's solution on a chip means ODM's who previously did not have the skills to include wireless, are now able to do so.

For traditional OEM's (original equipment manufacturers), the big brands who do have the skills to manufacture wireless, the attraction of CSR's solutions is different. They are looking to make their profit by adding value in different areas and want to buy in the communications technology that will allow them to differentiate their products. Outsourcing non strategic technology to third party contract manufacturers allows them to focus their resources on adding value through the things they do best: brand recognition, adding features and applications, and achieving high manufacturing economies of scale.

Enabling device portability through further system level improvements in power consumption, size and cost

Fundamental improvements in wireless communications technology, which CSR is particularly strong at, are not only enabling CSR to beat the competition, they are opening up the whole market. These improvements are:

- Better real world radio performance with better range and reliability
- Lower power consumption
- Reduced size
- Lower cost

These were significant barriers that not only stopped CSR selling chips, they held back the whole wireless industry. Removing them opens up several market opportunities.

The mobile phone of five years' time will in reality be a combined personal organiser, web browser, e-mail client, still and video camera and portable television.

With the explosion in the amount of personal data and content stored on new multi-function 'personal communications devices' such as the Gizmondo (pictured) will come an increasing demand for new and better ways to store and share this information. The user of such devices will want to use the increasing variety and quantity of data they have collected. They will want to store and print documents and contact details, view images and videos on larger screens and listen to music on headphones or speakers. Short range wireless connectivity will play an increasing role in enabling this sharing of data between devices to happen and CSR is the leader in making it possible quickly, reliably and between a wide range of devices.

With the emergence of increasingly sophisticated personal devices like these, the demands on the wireless communications provider continue to accelerate. CSR has pioneered the miniaturisation and integration of the complete modern digital communications chain (from antenna to user interface) in order to serve this fundamental technological need.

An example of the trend to convergence from separate devices is the recently announced Gizmondo, which combines messaging, imaging and games. It uses CSR's BlueCore3-ROM for wireless personal connectivity.

Short range connectivity enables convergence

There are currently four areas where convergence of communications and consumer technologies is driving demand for the type of short-range connectivity in which CSR technology excels.

1. Convergence of delivery of music and communications

The success of portable music players, together with new operator services to distribute music on-line, are creating new ways to distribute and listen to music. Wireless connections from a portable music device to hi-fi quality stereo headphones for personal listening and from the same player to home music centres will increasingly be provided by short-range wireless technologies such as Bluetooth and WiFi.

2. Convergence of computing and entertainment in the home

The television which traditionally resided in the corner of the living room is rapidly being replaced by an appliance that is a hybrid of the PC and set top box. It requires increased wireless communications bandwidths in home networking, local area video distribution and broadband connectivity to facilitate viewing throughout the home. This wireless connectivity will require the high bandwidths and improved quality of service developed by CSR in its latest UniFi range of WiFi communication devices.

3. Convergence of fixed and mobile telephony

People prefer a single phone number for both portable home phones (which are replacing landlines) and their mobiles. As both mobile and fixed line telephone infrastructure is rapidly migrated from circuit switched to IP based networks, it is spawning the demand for new ways for the mobile phone to connect to the network. The UMA (unlicensed mobile access) initiative, for instance, specifies both Bluetooth and WiFi as alternative physical layer connections from mobile phone to network, broadening the domain of applications for which CSR's UniFi and BlueCore technologies are optimised.

4. Convergence of communications control and entertainment electronics inside the automobile

Bluetooth technology has the perfect optimisation of performance against cost to enable voice telephony, music playback and even vehicle service diagnostics within the next generation of cars. CSR's portfolio will continue to expand to meet both the stringent quality and reliability requirements of the automotive industry, as well as the demand for state-of-the-art functionality.

Summary

CSR's strength is delivering highly integrated wireless systems on silicon. These add capability across the wireless technology value chain from chip component, through robust proven interoperable protocols and pre-certified solutions, to complete production test.

CSR will continue to add value through providing more application-centric hardware and software inside its systems on silicon. As the convergence of devices and services increases there is an increasing need to achieve wireless connectivity. At the same time, device manufacturers will increasingly try to differentiate themselves, not in the wireless technology but through the degree to which more functions can be integrated into the converged device and the speed with which these devices can be brought to market. The pressure to outsource the design and supply of wireless communications will therefore increase. CSR's highly-integrated wireless systems on CMOS chips, its "solutions on a chip" offering, will enable CSR to serve the new markets being created by new wireless standards as they emerge, from Bluetooth and WiFi to the standards of the future.



Glenn Collinson
Sales Director

Revenue increased for the fourth consecutive year to $253.1 million, an increase of 274% from $67.6 million achieved in 2003. Operating profit was $58.7 million compared to an operating loss of $2.4 million in 2003. Cash generated from operations increased to $35.8 million compared to $1.7 million in 2003.

CSR plc is the holding company of an international group of companies with its headquarters in Cambridge, UK. The Company achieved an IPO in March 2004. It is listed on the London Stock Exchange and is a constituent member of the FTSE 250 Index.

Activities

CSR is a 'fabless' semiconductor company providing single chip radio devices for short range communication. Through its BlueCore range of products, CSR is the market leading supplier of Bluetooth solutions, providing low cost, high performance integrated circuits (IC's or silicon chips) to manufacturers of a wide range of electronic devices including mobile phones, headsets, laptop PC's, smart phones, PC peripherals, and automotive based systems. CSR supplies over 450 end customers including Apple, Dell, IBM, Motorola, NEC, Nokia, Panasonic, RIM, Sharp, Sony and Toshiba.

In 2004, CSR launched its second product range, UniFi, the world's first single chip IEEE 802.11a, b, g embedded solution specifically targeting the mobile phone and consumer electronics markets. UniFi is due to go into volume production during 2006.

Strategy

CSR's strategy is to supply leading edge single chip solutions for wireless voice and data communications. This strategy includes:

- *Focusing on existing and growing Bluetooth markets*

CSR believes it is well positioned to develop hardware and software solutions to address the existing and future applications for Bluetooth.

- *Increasing software content in new products*

CSR believes that increased software content improves the robustness and flexibility of its solutions and helps to distinguish them from competing offerings. CSR intends to increase the emphasis on software in the future.

- *Extending its expertise in Bluetooth technologies*

CSR plans to extend its expertise in Bluetooth technology to provide differentiated products for different segments of the market.

- *Focusing on lowering the cost of Bluetooth solutions using its IC's*

CSR believes that by continuing to increase the functionality of its IC's and developing its on-chip application software, it will be able to further reduce the total cost of the complete Bluetooth system to its OEM and ODM customers.

- *Enhancing CSR's sales, marketing and technical support functions*

CSR is committed to maintaining the high level of technical support it currently provides to its customers as well as pursuing new markets.

- *Leveraging expertise in other wireless markets*

CSR believes that its single chip, RF and software design expertise, combined with its knowledge of the integration of wireless solutions with its customers' products, puts it in a strong position to pursue opportunities to provide solutions for new or developing wireless communications standards, starting with WiFi, and our product UniFi, the industry's first single chip 802.11a, b, g embedded solution.

Organisation and structure

CSR is organised around a core research and development team of 110 engineers based in Cambridge, UK, supplemented by design centres in Aalborg, Denmark and Richardson, Texas, USA which has recently been augmented by establishing a team located in Lund, Sweden.

The sales and marketing function is centred in Cambridge with sales liaison offices in Richardson, Texas; Seoul, Korea; Taipei, Taiwan and Tokyo, Japan.

CSR established a Bluetooth business unit in 2004 as the first step to creating a divisional structure which will be further developed in 2005 and 2006 as its UniFi product range is adopted by our customers.

Dynamics

The key driver of revenue in 2004 for the Company's BlueCore products was the mobile phone and headset market which accounted for over 70% of all CSR's unit shipments. Other important end markets for BlueCore included PC's, smart phones and PC peripherals (which includes printers, mice and keyboards), automotive (hands free kits) and consumer (which includes cameras and camcorders). In addition to these markets, which will continue to be important in 2005, CSR also expects new applications for Bluetooth to develop in greater volumes. Examples of such applications include stereo headphones for use with digital music players, mobile phones and smart phones.

The drivers of the market for our UniFi product, launched in November 2004, will be the use of WiFi in high volume portable devices such as mobile phones, cameras, camcorders and music players. UniFi will support applications such as wireless voice over internet protocol (wVOIP), the fast exchange of picture and music files, downloading data from WiFi 'hotspots' and video streaming. CSR expects UniFi to ship in volume in 2006.

Design wins and market share

Bluetooth products must be qualified with the Bluetooth Special Interest Group as meeting the Bluetooth standard. Once qualified, they are listed on the Bluetooth.com website. CSR defines a design win as an end product or module listed on the Bluetooth.com website, identifying one of CSR's BlueCore parts as the Bluetooth solution being used. As a rule, these design wins will be an indicator of future revenue although, of course, some design wins are for products which sell in more volume than others.

2004 Design wins by application
(CSR's share of total design wins)



Wins
90
80
70
60
50
40
30
20
10
55.4%
84.6%
CSR number one in each segment
82.4%
83.3%
Handsets 31/56 wins
Headsets 77/91 wins
Automotive 28/34 wins
Laptops 10/12 wins

Share of design wins in 2003 and 2004



2003
CSR 64%
Silicon Wave (RFMD) 6%
Infineon 3%
TI 3%
Broadcom 4%
Philips 3%
Zeevo 5%
Other 12%



2004
CSR 69%
Silicon Wave (RFMD) 2%
Infineon 1%
TI 4%
Broadcom 7%
Philips 3%
Zeevo 3%
Other 11%

Source: www.bluetooth.com

Competitive position

CSR has achieved a leading position with the majority of design wins listed on the Bluetooth website in 2004. As the charts on this page demonstrate, the Company's design win leadership spans all Bluetooth applications. This includes 55% of all design wins in mobile phone products with customers including LG, Motorola, Nokia, Panasonic, RIM and Samsung. CSR's competition includes Broadcom, Texas Instruments and RF Micro Devices (which acquired Silicon Wave during the year).

The Company's market share as a percentage of the number of units delivered to customers by all Bluetooth suppliers (including chips shipped under licence) has risen from 23% in 2003 to 45% in 2004. In the fourth quarter 2004, CSR's unit market share had risen to 51%.

CSR's overall Bluetooth market share (percentage of units shipped)


Annual
Quarterly
16%
23%
45%
35%
42%
47%
51%
2002
2003
2004
Q1 2004
Q2 2004
Q3 2004
Q4 2004

Source: IMS
Note: CSR unit shipments include direct shipments and chips shipped under licence

Review of operations

	2002 $'000	2003 $'000	2004 $'000	2003/2004 (Change)
Turnover	27,682	67,622	253,146	+274%
Gross Margin	43.0%	46.0%	46.8%	
R&D	12,602	16,584	27,281	+65%
% of turnover	45.5%	24.5%	10.8%	
SG&A	14,644	16,930	32,412	+91%
% of turnover	52.9%	25.0%	12.8%	
Operating (loss) profit	(15,343)	(2,407)	58,732	
% of turnover	(55.4%)	(3.6%)	23.2%	
Earnings per share ($)	(0.17)	0.03	0.53	

Revenue increased for the fourth consecutive year to $253.1 million and represented a 274% increase over 2003 revenue ($67.6 million). This level of growth exceeded expectations at the beginning of 2004. This success was underpinned by a particularly strong performance in shipping BlueCore IC's into the mobile phone and headset segments, where Bluetooth attach rates have been increasing.

As explained on the opposite page, market share of both design wins and units shipped have increased significantly in 2004 over 2003.

A material factor in the success of any business in consumer electronics is the ability to reduce unit prices in both existing and new release products. CSR places significant focus on controlling product costs and during 2004 has aggressively reduced costs in line with the expected average selling price (ASP) reductions typical of the semiconductor market. As a result, gross margins have been maintained at over 45%, although in the longer term CSR expects gross margins to reduce to between 42% and 45% as ASP's reduce in volume applications.

Operating costs have increased by 78% in 2004 over 2003 as CSR continues to invest in R&D for current wireless solutions as well as new projects. Further additional investment in applications engineers and sales people continued during 2004 and general and administration costs have increased to support the growing levels of business.

Operating profit was $58.7 million at a 23.2% operating margin, compared to a loss in 2003 of $2.4 million.

Interest

Interest receivable increased to $1.2 million in 2004 compared to $0.3 million in 2003 as a result of increased levels of cash and liquid resources as well as higher interest rates.

Taxation

Given the Board's expectations of future taxable profits, a deferred tax asset has been recognised for the remaining tax losses amounting to $8.0 million. The net tax credit of $2.5 million reflects the creation of this deferred tax asset as well as the charge in the year arising in respect of prior years due to a change in taxation treatment of R&D tax credits received and accrued. CSR expects to charge corporation tax at an approximate effective rate of 27% for 2005 from 1 January 2005. The first payment of corporation tax is expected to be in July 2005.

Earnings per share

Earnings per share (diluted) were $0.48 for 2004 compared to $0.03 for 2003. Earnings per share (basic) were $0.53 compared to $0.03 for 2003.

Financial position

Shareholders' funds increased by $120 million to $155.4 million. The following table shows the movements during 2003 and 2004.

	2003 $'000	2004 $'000
Profit for the year	2,924	61,751
Exchange loss	(3)	–
	2,921	61,751
New shares issued	912	74,553
Issue costs	–	(5,531)
Share related charge	–	425
Redemption of redeemable preference shares	–	(11,189)
Reversal of accrued expenses	18	–
Net addition to shareholders' funds	3,851	120,009
Opening shareholders' funds	31,542	35,393
Closing shareholders' funds	35,393	155,402

Trade receivables increased to $31.8 million from $8.6 million at 31 December 2003 as a result of increased levels of business. Days' sales outstanding increased to just over 40 days as a result of a higher percentage of direct customers (as opposed to business channelled through distributors) who can generally command better credit terms.

Inventory stood at $30.1 million compared to $6.9 million at 31 December 2003, again reflecting increased levels of business. CSR manages inventory levels in order to have between 5 and 7 stock turns in inventory to be able to meet the often short customer order lead times in the industry.

Provisions for liabilities and charges in the balance sheet on page 39 include a provision for the estimated present value of the net expected future cash flows relating to sub-letting premises which were vacated in the fourth quarter of 2004, for which the year end provision stood at $2.3 million.

Movement in cash and liquid resources

	2003 $'000	2004 $'000
Operating (loss) profit	(2,407)	58,732
Depreciation charge	2,959	4,311
Other non-cash charges	44	611
Decrease (increase) in working capital	779	(31,003)
Increase in provisions	292	3,196
Net inflow from operating activities	1,667	35,847
Returns on investments and servicing of finance	(52)	905
Taxation	1,154	(1,939)
Capital expenditure and financial investment	(3,631)	(7,624)
Financing	(1,113)	57,588
Translation difference	840	(652)
(Decrease) increase in cash and liquid resources	(1,135)	84,125

During 2004 there was a cash inflow of $84.1 million. Operating cashflow contributed $35.8 million, capital expenditure was $7.6 million and net interest received was $0.9 million. Tax paid was $1.9 million and cash inflow from financing was $57.6 million, of which $56.1 million was the net proceeds from the IPO in March 2004. This compares to a net cash outflow of $1.1 million in 2003 which included $3.6 million of capital expenditure, less $1.7 million generated from operations and R&D tax credits of $1.2 million.

The significant growth in CSR's revenues has resulted in the requirement for a $31 million investment in working capital in 2004.

Capital expenditure of $7.6 million reflects the continued investment in test and computer equipment and CAD software required to support current and future R&D projects. This expenditure will continue into 2005 and will include significant investment in production test equipment to enable further product cost reductions. Capital expenditure is expected to increase as a percentage of revenue to approximately 5% in 2005.

Operational and treasury risk management

Risk management

The risk management processes of the Group are described on page 22 of the Directors' report on corporate governance.

Treasury risk management

CSR has well defined and consistently applied policies for the management of foreign exchange and interest rate exposures. There has been no change since the year end in the major financial risks faced by the Company. The Audit Committee reviews and agrees policies for managing foreign exchange and interest rate exposure risks which are summarised below. These policies were reviewed in 2004 and will be regularly reviewed going forward. The Company's financial instruments comprise cash and cash deposits, forward contracts for the purchase of currency and items such as trade receivables and creditors which arise in the normal course of business. It is the Company's policy not to enter into speculative transactions.

Foreign exchange risk

Substantially all of the Company's sales and costs of sales are denominated in US dollars, CSR's functional currency. A proportion of the Company's overhead costs and other fixed costs are denominated in currencies other than US dollars. This exposure to different currencies would result in gains or losses with respect to movements in foreign exchange rates against the US dollar and the impact of such fluctuations could be material. Accordingly, the Company enters into hedging transactions pursuant to which it purchases other currencies under forward purchase contracts in order to cover its exposure. CSR's policy is to cover its exposure with the purchase of currency under forward contracts that mature between 11 and 15 months into the future. These transactions necessarily involve judgements and assumptions about future expense levels, and, as a result, do not entirely eliminate exposure to currency fluctuations.

Further, whilst the hedging transactions provide fixed currency rates for periods covered by the contracts, the transactions will not protect the Company from long term underlying movements in currency rates. The principal exposure risk is with GBP. The average USD/GBP rate achieved in 2004 was $1.55/£1 and 2005 contracts are in place at an average of $1.78/£1.

International accounting standards

Under current European Legislation, CSR will be required to adopt International Financial Reporting Standards (IFRS) and International Accounting Standards (IAS) in the preparation of financial statements from 1 January 2005 onwards. CSR adopted IFRS from 1 January 2005. The standard which is expected to have most impact on CSR will be IFRS 2 "Share Based Payment". It is expected that the impact on earnings per share of adopting IFRS in 2005 will be less than 5%. CSR will release Q1 2005 results in accordance with IFRS, with restated comparatives for 2004, during May 2005.

Business risks

The operating and financial review and other sections of the annual report contain forward looking statements which are subject to the risk factors associated with the fabless semiconductor sector. These include the following that could affect CSR's results:

Fabless business model: The Company uses independent suppliers to manufacture, assemble and test all of its products. As a result, the Company's business model is less capital intensive. TSMC, the world's largest semiconductor manufacturer is the Company's principal wafer foundry. ASE performs substantially all of the assembly and testing of CSR's IC's. The Company maintains an internal manufacturing support group which directs product supply, helps ensure a high level of quality and reliability and works with the wafer foundry and production assembler to resolve issues.

Product design cycle: The design cycle for the Company's IC's in Bluetooth enabled products can take up to 24 months to complete and volume production of products using the Company's IC's can take an additional 6 months or more. This lengthy design cycle makes forecasting product demand and the timing of orders difficult. In addition, the delays inherent in lengthy design cycles increase the risk that customers may seek to cancel or modify orders, often at short notice.

Product life cycle; declining prices: The life cycle of the Company's IC's can be relatively short. For example, the first shipment of BlueCore1 ICs took place in the third quarter of 2000 and the Company notified customers in the second quarter of 2003 that the product was being discontinued. The average selling prices of the Company's IC's will generally fall over the product's life cycle. The Company's ability to increase turnover, therefore, depends on its ability to increase unit volume and to introduce new products that are acceptable to customers.

Terms of sale: Sales are made through purchase orders with specific terms and conditions. Industry practice does, however, allow customers to reschedule and cancel orders on relatively short notice. As a result, backlog may not be an accurate indicator of future turnover. Customer order cancellations and changes in product specifications could result in a loss of turnover and excess inventory.

Seasonality: The majority of the Company's customer design wins have been in products with consumer electronic applications. As a result, CSR expects its business to be subject to seasonality, with increased turnover in the third and fourth quarters of each year in connection with the year-end holidays. Levels of demand in the first quarter of each financial year are likely to be seasonally lower than the fourth quarter of the preceding financial year in keeping with other businesses with significant exposure to the supply of consumer markets.

Cyclicality: The semiconductor industry is cyclical and has experienced significant downturns, often in connection with maturing products and declines in general economic conditions. Such periods have reflected production overcapacity, excess inventory levels and accelerated erosion in average selling prices.



Paul Goodridge
Finance Director

Corporate governance

Statement of compliance

The Company supports the principles of corporate governance contained in the Combined Code on Corporate Governance which is appended to the Listing Rules of the Financial Services Authority.

The Board is accountable to the Company's shareholders for good governance. The Company has, since listing in March 2004, complied with the majority of the provisions of the Combined Code – Principles of Good Governance and Code of Best Practice. The statements below describe how the Company has applied the principles identified in the Combined Code and areas where the Company is presently working towards compliance.

The Board

The Board meets regularly during the year as well as on an ad hoc basis as required by time critical business needs. The Board is responsible to shareholders for the effective and proper management and control of the Company and has a formal schedule of matters reserved for its decisions. Its primary roles are to determine and review Company strategy and policy, consider acquisitions and disposals, assess requests for major capital expenditure and give consideration to all other significant financial matters. This process is undertaken following discussions in conjunction with senior executive management who in turn are responsible for day to day conduct of the Group's operations and for reporting to the Board on the progress being made in meeting the objectives. The Board met ten times during the year and the attendance of each of the directors is shown on page 23.

Following the Company's listing in March 2004, the membership of the Board has been under regular review, with the continued recruitment of non-executive directors. As at 31 December 2004, the Board comprised nine members being the Chairman, Mr John Whybrow, four executive directors and four non-executive directors. The four executive directors who served throughout the year were Mr John Hodgson, Chief Executive Officer; Mr Paul Goodridge, Finance Director; Mr James Collier, Chief Technical Officer and Mr Glenn Collinson, Sales Director. During the year the Board appointed three non-executive directors, Mr David Tucker, effective 23 January 2004, Mr Ron Mackintosh, effective 5 May 2004 and Mr John Scarisbrick, effective 16 June 2004. Mr Mike Shone, who had served the Company as Chairman prior to the Company's full listing, agreed to continue as a non-executive director for a further year to 31 March 2005.

The number of non-executive directors (excluding the Chairman) did not until 16 June 2004 represent at least half the Board. Mr David Tucker was appointed the Senior Independent Director on 7 October 2004. Mr Goodridge has been the director responsible for health and safety within the Company. The directors possess diverse business experience in spheres complementary to CSR's activities, as well as other sectors. Mr Brett Gladden was appointed Company Secretary effective 20 September 2004.

The following directors resigned during January 2004, prior to the Company's flotation on the London Stock Exchange. Dr Hermann Hauser (21 January), Dr Paul Auton (28 January), Mr Anton Arts, Dr Philip O'Donovan, Mr Laurence Garrett and Mr Stuart Paterson (each on 30 January). On 31 March 2005, Mr Mike Shone will stand down as a director.

Biographies of the directors are shown on pages 24 and 25.

In accordance with the provisions of the Combined Code, consideration has been given to the independence of all the non-executive directors. The Board considers all the non-executive directors to be independent.

Given the period for which the Board as a team has been established, a formal process of performance evaluation has not been implemented. The Chairman has however held regular meetings with all the directors individually. In addition, prior to the year end the Chairman held a meeting of the non-executive directors to discuss the performance of the executive directors and the Board as a whole. A more formal process of evaluation will be considered during 2005.

In accordance with the Company's articles of association, all directors are required to retire and submit themselves for re-election at least once every three years. It is policy of the Board that non-executive directors are appointed for an initial term of three years, following which it will be reviewed and as appropriate, extended for a further three year period. Non-executive directors should not generally serve for more than nine years.

On appointment, all directors are advised that they have access to the advice and services of the Company Secretary and, in addition, that they are entitled to seek independent professional advice in the furtherance of their duties, if necessary, at the Company's expense.

Communications with shareholders

Principally via the executive directors, the Company seeks to build on a mutual understanding of objectives with its institutional shareholders through regular meetings and presentations following announcements of each quarter's results. The Senior Independent Director, Mr David Tucker, is available to meet institutional shareholders should there be unresolved matters they wish to bring to his attention. Although the non-executive directors have not yet been able to meet the shareholders, their attendance at the Annual General Meeting is required. Corporate information is also available on the Company's website, www.csr.com.

Committees of the Board

The Board has three committees, Remuneration, Nomination and Audit, whose members comprise non-executive directors. In accordance with the Combined Code, the duties of the committees are set out in formal terms of reference. These are available from the Company Secretary and can be found on the Company's website, www.csr.com. Membership of the committees is shown on pages 24 and 25. The Company Secretary acts as secretary to each of the committees.

Remuneration Committee

Mr John Whybrow is the Chairman of the Remuneration Committee. The principal function of the Committee is to establish and review the terms and conditions for the executive directors, and the overall policy framework for the remuneration of other senior executives and the Group as a whole. The Committee met three times during the year and the attendance of its members is shown in the table on page 23. The report to shareholders on how directors are remunerated, together with details of individual directors' remuneration are shown on pages 30 to 34. At the time of his appointment as a non-executive director, Mr Whybrow agreed to chair the Remuneration Committee given his experience in this role in other listed companies. Reflecting the principles of the Combined Code, it is expected that Mr Whybrow will stand down as Chairman of the Committee during 2005.

Nomination Committee

Mr John Whybrow is the Chairman of the Nomination Committee. The Committee reviews the composition of the Board, particularly in relation to the diversity of skills, experience, age and term of office and seeks to ensure that both executive and non-executive directors have the necessary skills and attributes for the future success of the Group. The Committee retains external search consultants as appropriate and during 2004 engaged Egon Zehnder to assist in the appointment of non-executive directors. During 2004, the Committee met five times, as part of the formal business of the Board, to discuss the appointments of non-executive directors. This ensured that the views of the executive directors were taken into consideration.

Audit Committee

Mr David Tucker is the Chairman of the Audit Committee, and was appointed on 23 January 2004. Prior to his appointment, Mr Mike Shone acted as Chairman. Each member of the Committee brings relevant financial experience from senior executive and non-executive positions. The experience and expertise of the members of the Committee are summarised on pages 24 and 25.

The Committee met four times during the year and the attendance of its members is shown in the table on page 23. The Committee invites the Chief Executive Officer, the Finance Director and senior representatives of the external auditors to attend meetings as appropriate to the business being considered. In addition, the Committee has the right to invite any other employees to attend meetings where this is considered appropriate.

The Committee is responsible for the development, implementation and monitoring of the Company's policy on external audit and for overseeing the objectivity and effectiveness of the auditors. The Committee recommends the appointment and re-appointment of the Company's external auditors and considers the scope of their audit work and the cost effectiveness of their work. The Committee is aware of the audit and non-audit services which have been provided by Deloitte & Touche LLP during 2004. A significant proportion of the non-audit services related to non-recurring work in connection with the preparation and publication of the Company's listing particulars prior to flotation in March 2004. They also advised on tax matters which was considered to be appropriate, given their in depth knowledge of the affairs and financial practices in the Group. The Committee is satisfied that, notwithstanding this work, Deloitte & Touche LLP have retained objectivity and independence during the year.

In relation to the appointment of external auditors and in order to safeguard auditor independence and objectivity, the Committee has a policy of permitted services which details the services that can be provided by the Company's auditors and those services which require specific approval by the Committee. The policy also details services that the Company's auditors are not permitted to provide. The policy has been complied with throughout the year.

The Committee reviews, where practicable, all proposed announcements to be made by the Company to the extent they contain financial information. The Committee monitors and reviews the effectiveness of the Group's internal control systems, accounting policies and practices, risk management procedures and compliance controls as well as the statement on internal controls before they are agreed by the Board for each year's annual report.

The Chairman of the Committee attends the Company's Annual General Meeting to respond to any shareholder questions that might be raised concerning the Committee's activities.

Internal control

Philosophy and policy

The objective of the directors and senior management is to safeguard and increase the value of the business and assets of the Company. Part of this objective requires the development of relevant policies and appropriate internal controls to ensure proper management of the Company's resources and the identification of risks which might serve to undermine them.

The Board is ultimately responsible for the Company's system of internal control and for reviewing its effectiveness. The systems and processes established by the Board are designed to manage, rather than eliminate the risk of failure to achieve business objectives and provide reasonable, not absolute assurance against misstatement or loss.

The Board has delegated responsibility for the review of practices and procedures to the Audit Committee. The Company's senior management, in conjunction with external advisers are responsible for undertaking periodic reviews of the suitability of current systems on which they report to the Committee.

The Committee reviews the findings to ensure the effectiveness and efficiency of the processes implemented by senior management. This includes discussions with senior management of the Company and consideration of reports that have been submitted. These findings are in turn discussed by the full Board. The Board is satisfied that this process accords with the internal control guidance for directors set out in the ICAEW Turnbull Report and that through its interface with management, the Board is aware of the major risks facing the Company and the steps taken by the Company where possible to mitigate such risks.

Managing risks

A summary of the structures and processes in place to identify and manage risks across the Group are set out below.

Risk profiling

There is an ongoing process to identify and evaluate risks faced by the Company, through the conduct of regular meetings by the Company's senior management. Findings are reported to the Committee together with recommended actions and a timetable for implementation. A list of prioritised risks is refreshed on a quarterly basis to reflect changes to the business. The schedule, along with other management information, is used to develop an overall assurance plan for the Company.

Controlling risk

The Company has policies which address a number of key business risks, including financial, treasury and health and safety. The policies are made available to relevant employees through policy manuals, an intranet site and also via employee briefings on specific topics as appropriate. The Company also has a formal whistle blowing policy which has been communicated to all employees and which provides information on the process to follow in the event any employee feels it appropriate to make a disclosure. The Group carries out a programme of management self-assessments over the status of key business risks through formal reviews which consider the risks faced by the business, how these might be mitigated and who within the Company is responsible for implementing agreed actions. Where appropriate, external advisers are appointed in order to support this process.

Monitoring and managing the status of residual risk

The actions arising from these assessments are consolidated and during 2004 the results were reported to the Audit Committee for each committee meeting. The Committee assesses the findings and proposed actions for addressing residual risks and also advises on areas for further attention.

Internal financial controls

The Company has a comprehensive system for regular monitoring and reporting of financial performance and assessing the adequacy of the Group's systems of internal controls. A detailed budget is prepared by management and thereafter is reviewed and formally adopted by the Board. The budget and other targets are regularly updated via a rolling forecasting process and regular business review meetings are also held involving senior management worldwide, at which the Company's overall performance is assessed. The results of these reviews are in turn reported to and discussed by the Audit Committee and the Board at each meeting.

These processes are supported by discreet reviews conducted by external advisers, as determined by the Committee, in addition to the routine audits. During 2004, this included a review of the Company's treasury and foreign exchange policies conducted by PriceWaterhouseCoopers LLP, the results of which were considered and approved by the Committee and the Board.

During the year the Committee considered whether there was a requirement for an internal audit function. Based on the size of the Company and present practices concerning the management of key aspects of the business, the Committee is satisfied that an internal audit function is not presently required. This matter will be kept under regular review.

The Board confirms that it has reviewed the effectiveness of the system on internal controls for the year ended 31 December 2004.

Attendance at meetings

The table below shows the attendance of each of the directors at meetings of the Board and its committees held during the year. A comprehensive file of briefing papers and a meeting agenda is provided for each director in advance of each meeting. Decisions are taken by the Board, in conjunction, where appropriate, with the recommendations of its committees and advice from external consultants and executive management. In addition, during those months when a Board meeting is not scheduled, a pack of management reports, including financial analysis is sent to each of the directors.

	Board	Audit	Remuneration	Nomination
Number of meetings	10	4	3	5
J S Hodgson	10	–	–	
J D Y Collier	10	–	–	
G Collinson	9	–	–	
P G G Goodridge	10	–	–	
J W Whybrow	10*	3	3	5
D Tucker[1]	8	3¥	3	5
M L Shone	9†	4‡	3	4
R Mackintosh[2]	6	2	2	4
J Scarisbrick[3]	5	–	2	3
Dr J P Auton[4]	1	1	–	–
A Arts[5]	1	–	–	–
L Garrett[7]	1	–	–	–
Dr H Hauser[6]	1	1	–	–
Dr P L O'Donovan[7]	1	–	–	–
S Paterson[7]	1	–	–	–

* Chairman from 2 March 2004
¥ Chairman from 23 January 2004
† Chairman until 2 March 2004
‡ Chairman until 23 January 2004

1 Appointed to the Board 23 January 2004
2 Appointed to the Board 5 May 2004
3 Appointed to the Board 16 June 2004
4 Stepped down from the Board 28 January 2004. Mr Auton had attended the Board meeting held prior to that date
5 Stepped down from the Board and Audit Committee on 30 January 2004. Mr Arts had attended the Board and Audit Committee meetings held prior to that date
6 Stepped down from the Board and Audit Committee on 21 January 2004. Dr Hauser had attended the Board and Audit committee meetings held prior to that date
7 Stepped down from the Board on 30 January 2004. They had attended the one Board meeting held prior to that date

Annual General Meeting resolutions

The resolutions to be proposed at the Annual General Meeting to be held on 4 May 2005, together with explanatory notes, appear in the separate Notice of the Annual General Meeting, which has been sent to all registered shareholders.

By order of the Board



Brett Gladden
Secretary
24 March 2005

Board of Directors

John Whybrow §†ß
Chairman
John Whybrow has served as a non-executive director of the Company since December 2003 and was appointed Chairman in March 2004. Having spent the majority of his career with Philips Electronics, he was appointed president & CEO of Philips Lighting Holdings BV, based in Holland, in 1995, becoming executive vice president of Royal Philips Electronics BV and member of the Board of Management in 1998. He returned to the UK in 2002, becoming chairman of Wolseley plc having been a non-executive director of the company since 1997. He is also a non-executive director of Dixons plc. Mr Whybrow is a graduate of the Imperial College, London where he completed a degree in Mechanical Engineering. He also has an MBA from Manchester Business School. Age 57.

John Hodgson
Chief Executive Officer
John Hodgson has served as the Company's Chief Executive Officer since February 2000. From April 1997 to July 1999, Mr Hodgson served as senior vice president of world wide sales and technology centres at VLSI Technology. From January 1990 to April 1997, Mr Hodgson served as vice president for world wide sales and marketing and corporate officer at Lucent Microelectronics. Prior to 1990, Mr Hodgson was a co-founder, director and executive vice president at VTC Inc., a start up semiconductor company, and prior to that held a number of executive, sales and technical positions at various semi-conductor companies, including Fairchild Semiconductor and Texas Instruments. Mr Hodgson holds a B.Sc. from Leeds University. Age 61.

James Collier
Chief Technical Officer, Co-founder
James Collier has served as the Company's Chief Technical Officer since CSR's establishment in April 1999. Mr Collier is a co-founder of CSR. Between 1984 and April 1999, Mr Collier held a number of executive and technical positions at Cambridge Consultants Ltd, where he formed the microelectronics group in 1987. Prior to 1984, Mr Collier held a number of executive and technical positions at Schlumberger. Mr Collier has a degree in physics from Oxford University. Age 46.

Paul Goodridge,
Finance Director
Paul Goodridge has served as Finance Director for CSR since January 2002, having joined the Company in 2000. Prior to joining CSR, Mr Goodridge was head of UK finance for PA Consulting. From 1990 to 1997 Mr Goodridge had a variety of senior financial positions at Black & Decker and Charringtons Fuels Limited. Mr Goodridge is a member of the Institute of Chartered Accountants in England and Wales. Age 39.

§ Remuneration Committee † Audit Committee ß Nomination Committee

Glenn Collinson
Sales Director, Co-founder
Glenn Collinson has served as CSR's Sales Director since August 2002. Mr Collinson is a co-founder of CSR. Between October 1996 and 1999, Mr Collinson served as a senior engineer and then as a marketing manager at Cambridge Consultants Ltd. Prior to that, he served as a design engineer and marketing manager at Texas Instruments Limited. Mr Collinson holds a B.Sc. in physics and an M.Sc. in electronics from Durham University, and an MBA from Cranfield University. Mr Collinson is a member of the Institute of Electrical Engineers. Age 41.

Ron Mackintosh §†ß
Non-executive Director
Ron Mackintosh was appointed a non-executive director of CSR in May 2004. He is a former director of Gemplus SA, the world's largest smartcard manufacturer and was chief executive of Computer Sciences Corporation's (CSC) European business from 1992-2000. Mr Mackintosh is a director of software company Royalblue PLC, chairman of software company Smartstream Ltd and chairman of Differentis, a privately owned European IT services consultancy which he co-founded in July 2000. Age 56.

David Tucker §†ß
Non-executive Director
Senior Independent Director
David Tucker joined CSR as a non-executive director in January 2004. After nineteen years as an investment manager with M&G unit trusts, Mr Tucker retired as deputy managing director in 1988. He is currently chairman of Edinburgh UK Tracker Fund PLC and a non-executive director of Rexam PLC where he chairs the audit committee. He is also a trustee of the Mineworkers' Pension Scheme Limited. Mr Tucker is a member of the Institute of Chartered Accountants in England and Wales. Age 65.

John Scarisbrick §ß
Non-executive Director
John Scarisbrick joined CSR as a non-executive director in June 2004. Mr Scarisbrick worked for 25 years at Texas Instruments in a variety of roles, including as senior vice president – responsible for TI's Application Specific Products chip business, president of TI Europe and lead the team that created TI's DSP business in Houston, Texas. Prior to TI, Mr Scarisbrick worked in electronics systems design roles at Rank Radio International and Marconi Space and Defence Systems in the UK. He is a non-executive director of ARM Holdings plc and sits on the board of three companies in the technology/telecoms sector – SonIM, Intrinsity and Ubinetics – and is chairman of Cambridge Positioning Systems. Age 52.

Michael Shone §†ß
Non-executive Director
Michael Shone served as the Chairman of the Company until March 2004. Mr Shone has served as chairman of OST Business Rules Limited and Iris Software Limited until their sales in 2002 and 2004 respectively. He is currently chairman of Flexible Management Systems Limited, Alaric Systems Limited and Forty Two Objects Limited. From 1990 to 1998, Mr Shone was chairman and chief executive officer of Anite Systems Limited. He holds a B.Sc. degree in Mathematics and is also a Chartered Engineer. Mr Shone will stand down as a director of the Company on 31 March 2005. Age 64.

Introduction

The directors present their report on the affairs of the Group, together with the financial statements of the Company for the year ended 31 December 2004.

Activities and business review

CSR is a leading developer and provider of single chip wireless solutions designed to support data and voice communications between a wide range of products over short range radio links. More detailed information on the principal activities of CSR plc and its subsidiaries, together with a review of the businesses, are set out on pages 6 to 11. Details of the subsidiaries and branches of the Company are set out on page 50.

At the Annual General Meeting held on 18 February 2004, the shareholders approved a restructuring of the Company's share capital. Details of the changes are set forth on pages 53 and 54.

On 19 February 2004, the Company changed its name from Cambridge Silicon Radio Holdings Limited to CSR plc. On 2 March 2004, the Company was listed on the London Stock Exchange.

Financial results

The Group's consolidated profit and loss account, set out on page 38 shows an increase to $58.7 million in operating profit compared to an operating loss in 2003 of $2.4 million. Turnover increased by 274% to $253.1 million from $67.6 million and basic earnings per share were $0.53 from $0.03 in 2003. A detailed analysis of the Group's performance is set out on pages 14 to 19. In accordance with stated policy, no dividend will be paid in respect of the year ended 31 December 2004.

Post balance sheet event

On 15 March 2005, through an indirect wholly owned subsidiary, the Company acquired the entire issued share capital of Clarity Technologies, Inc. ("Clarity") for a consideration of $17.1 million, payable in cash. The Company will fund the acquisition from its existing cash resources. Clarity is in the early stages of revenue generation and made an unaudited operating loss of $4.8 million for the year ended 31 December 2004.

Future development

It remains the Board's intention to develop the Group through organic growth and selective acquisition.

Directors

Details of the directors of the Board who served during the year are contained on pages 20 and 21. Biographies of the directors in office at 31 December 2004 are on pages 24 and 25.

The interests of the executive directors in the shares and options of the Company are detailed in note 7 to the accounts and in the Report of the Remuneration Committee on pages 47 and 34 respectively.

In accordance with the articles of association, the directors retiring at the Annual General Meeting will be Mr Ron Mackintosh and Mr John Scarisbrick, as they have been appointed since the last meeting. Being eligible, Mr Mackintosh and Mr Scarisbrick offer themselves for election. Mr James Collier and Mr Glenn Collinson are retiring by rotation and, being eligible, offer themselves for re-election.

Employees

The Company is conscious that its employees are key contributors to its success. The Company therefore encourages good employee relations across all of its operations and requires that this is facilitated by regular meetings and scheduled briefings attended and supported by senior management.

Company wide briefings are held with all staff every month. In addition, scheduled meetings are held at team and department levels to consider commercial, strategic, financial and human resource issues. Key findings from these meetings are discussed at a weekly meeting of senior management for the Group's operations worldwide. These have been an important element in supporting the Company during its rapid growth.

The Company also recognises its responsibilities to ensure the fair treatment of all of its employees in accordance with national legislation applicable to the territories within which it operates. Equal opportunities for appropriate training, career development and promotion are available to all employees regardless of any physical disability or their gender, religion, race or nationality. In particular, having regard to their aptitudes and abilities, the Company gives full and fair consideration to applications for employment received from disabled persons.

Pension arrangements in each of the countries in which the Group operates are maintained in accordance with legislative requirements, custom and practice and Company policy as appropriate.

Payment of creditors

In the UK, the Company agrees payment terms with its suppliers when it enters into binding purchase contracts. At 31 December 2004 the number of creditor days outstanding for the Company was 58 (2003 – 46) and for the Group was 58 (2003 – 56).

Research and development

The Group devotes substantial efforts to research and development, which underpin and sustain its success. The Company is conscious of the need to ensure that adequate financial and human resources are available for research and development and these issues and future planning are considered at operational level and at each Board meeting. All costs incurred to date have been expensed.

Social responsibility

The Company recognises the importance of social, environmental and ethical (SEE) matters and during 2004 has worked and in 2005 will continue to work towards compliance with the ABI disclosure guidelines on social responsibility. This includes the Company's impact through its operations on the environment, on the safety and well being of its employees, and end users of its products as well as those who contribute to the process of the development and manufacture of our products through our suppliers, distributors and customers.

The directors consider that the Company's business practices already take due account of certain of its responsibilities for SEE matters. The Company has identified the resources which are key to its business and established practices intended to safeguard and maintain them. A significant resource is the Company's employees and the Company has established policies and practices which encourage the recruitment, retention and motivation of staff.

Key business risks pertaining to the Company, and of which SEE matters form part, have been identified. These risks are reviewed on a regular basis and account is taken of the potential impact to the business and its stakeholders resulting from any such risks. In response to an element of this evaluation, in January 2005, the Company was recommended for certification under OHSAS 18001. The Company is also registered under the quality standard ISO 9000.

To the extent they apply to the Company's operations, the Company is considering issues connected with the safe disposal and treatment of its products at the end of their working life, in accordance with the Waste from Electrical and Electronic Equipment (WEEE) Directive, which is expected to come into effect in 2005. It is recognised that the rapid growth and change in the Company's activities makes this a challenging task, however the Company will be endeavouring to work towards compliance.

The Company recognises the importance of ensuring that its suppliers have appropriate policies and practices on SEE matters. As a result, the Company undertakes occasional audits of its principal direct suppliers in relation primarily to environmental, but also considering social and ethical issues. The next audit is scheduled to be undertaken in April 2005.

The Company has put in place formal processes for the identification and, where possible, the management of significant risks which are reviewed each quarter by senior management. This is formally reported on a regular basis to the Audit Committee, as a result of which the directors are aware of the potential cost and resources involved in managing these risks.

The Company is also aware of the importance of ensuring that its products can be used in a safe manner. The Company considers that its products actively facilitate the safe and convenient use of a range of consumer products. The Company supports our customers in the drive for ever smaller and cheaper mobile communication devices, employing low power radio waves. Through application of the Company's technology, our customers can supply mobile phones which facilitates compliance with the growing amount of legislation worldwide concerning the safe use of phones whilst driving.

Directors' responsibility statement

Company law in the United Kingdom requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and Group as at the end of the financial year and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to select suitable accounting policies and then apply them consistently, make judgements and estimates that are reasonable and prudent and state whether applicable accounting standards have been followed.

The directors are also responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They also have responsibility for safeguarding the assets of the Company and hence for the prevention and detection of fraud and other irregularities.

The directors, having prepared the financial statements, have permitted the auditors to take whatever steps and undertake whatever inspections they consider to be appropriate for the purpose of enabling them to give their audit opinion.

Going concern

After making due enquiries, the directors have a reasonable expectation at the time of approving the financial statements that the Group has adequate financial resources to continue to operate for the foreseeable future and, consequently, continue to use the going concern basis for preparing the financial statements which follow.

Substantial shareholdings

The following interests of 3% or more in the issued share capital of the Company appears in the register maintained under the provisions of Section 211 of the Companies Act 1985.

	Disclosed holding ordinary share capital	% of issued
Fidelity, FMR Corp, Fidelity International Ltd	15,515,498	12.64%
3i Group plc	7,177,974	5.85%
Deutsche Bank AG	5,942,521	4.84%
Lansdowne Partners Ltd client funds	5,880,603	4.79%
Legal & General Group Plc	4,532,875	3.69%
Goldman Sachs & Co	4,291,486	3.50%
Amadeus	4,239,278	3.45%

Auditors

Deloitte & Touche LLP have expressed their willingness to continue in office as auditors and therefore, in accordance with section 385 of the Companies Act 1985, a resolution for their reappointment will be proposed at the forthcoming Annual General Meeting.

By order of the Board



Brett Gladden
Secretary
24 March 2005

Report of the Remuneration Committee

Introduction

This report has been prepared in accordance with Schedule 7A to the Companies Act 1985. The report also meets the relevant requirements of the Listing Rules of the Financial Services Authority and describes how the Board has applied the Principles of Good Governance relating to directors' remuneration. As required by the Companies Act, a resolution to approve the report will be proposed at the Annual General Meeting of the Company at which the financial statements will be approved.

The Act requires the auditors to report to the Company's members on certain parts of the Report of the Remuneration Committee and to state whether in their opinion those parts of the report have been properly prepared in accordance with the Companies Act 1985. The report has therefore been divided into separate sections for audited and unaudited information.

Unaudited information

Remuneration Committee

The Company has a Remuneration Committee which, with the exception of the role of the chairman (see page 21), is constituted in accordance with the recommendations of the Combined Code. Further information on the Committee's members and its activities are set out on page 21.

None of the members of the Committee has any personal financial interest (other than as shareholders), conflicts of interests arising from cross-directorships or day-to-day involvement in running the business of the Group. The Committee makes recommendations to the Board concerning the remuneration of directors, including the Chairman and other senior management within the Group. No director plays a part in any discussion about their own remuneration.

In determining the remuneration policies and levels for the year, the Committee consulted Mr John Hodgson (Chief Executive Officer) about its proposals. Professional advice prior to the flotation was provided by Deloitte & Touche LLP, who, following flotation were replaced by PriceWaterhouseCoopers LLP who were appointed by the Committee.

Remuneration policy for the executive directors

Executive remuneration packages are designed in order to attract, motivate and retain employees of the high calibre required by the Group in order to achieve its objectives, to meet the needs of our customers and enhance value to our shareholders. There are five main elements of the remuneration package for executive directors and senior management, which include medium and long term incentives comprising basic annual salary, benefits-in-kind, a money purchase pension, a cash bonus plan and participation in the Company's share incentive plans.

The Company's policy is that a substantial proportion of the remuneration of the executive directors should be performance-related. The payment of both cash bonuses and the vesting of share incentives are subject to meeting performance conditions established by the Committee at the beginning of each financial year reflecting what, at that time, the Committee considers to be demanding targets. These targets are set taking appropriate account of the challenging and rapidly evolving market in which the Group operates, and the expectations of the investment community on the Company's potential future performance.

For 2005, the Company intends to introduce a new share award plan enabling performance-related share awards to be made to employees including executive directors and senior management. More details are contained in the Chairman's letter accompanying the Notice of Annual General Meeting for 2005.

Basic salary

An executive director's basic salary is reviewed by the Committee prior to the beginning of each year and when an individual changes position or responsibility. When making a determination as to the appropriate remuneration, the Committee considers remuneration practices within the Group as a whole and where considered relevant, consults objective research on companies within the Group's peers. With the exception of Mr Hodgson, who is paid in US Dollars, the executive directors are paid in Pounds Sterling.

Benefits-in-kind

The executive directors receive certain benefits-in-kind, comprising private medical insurance, life assurance of four times basic salary, and personal accident insurance and subsistence expenses.

Cash bonus plan

The Committee is responsible for determining on what basis to incentivise employees, including executive directors, through a cash bonus plan. The Committee establishes against defined targets the minimum and subsequent thresholds at which a bonus will be payable and the maximum potential award. In setting appropriate bonus thresholds and targets, the Committee may refer to the objective research on a comparator group as noted above and ensures that the targets set are suitably demanding. The Committee seeks to apply performance conditions which are aligned with the interests of shareholders.

For 2004, the targets were set after considering the Company's budgeted operating profit and analyst consensus projections ($15.3 million) at the time of the Company's flotation. This budget was agreed based upon objectives which were considered to be appropriate and stretching against the background of an operating loss of $2.4 million in 2003.

Targets were set that required operating profit to reach $13 million for the minimum award of 10% of basic salary rising to $20 million for the maximum award of 50% of basic salary. For each of the directors an award of 50% of basic salary was made in February 2005. The maximum bonus for 2005 is also 50% of basic salary. Targets for the bonus plan for 2005 are based on operating profits for the year ending 31 December 2005.

Share options

The Company has four share option plans, intended to facilitate the motivation and retention of employees. Two of the plans were established prior to the Company's flotation, the Founders Share Option Plan and the Global Share Option Plan. Whilst not all the awards under these plans have fully vested, the schemes are closed for the purpose of any new awards, and neither scheme was used during 2004 for grants to executive directors.

Following approval at the Annual General Meeting, held on 18 February 2004, the Company established a new share option scheme called the CSR plc Share Option Scheme (CSOP). The reason for the new scheme was to incentivise the executive directors and employees whilst aligning their interests more closely with those of the Company's shareholders following the Company's flotation. The Committee has responsibility for supervising the CSOP and the grant of options in accordance with its rules.

During 2004 the Company made two categories of awards under the CSOP. The first at the time of the Company's flotation in March 2004 was made to all eligible employees, excluding executive directors. Shares allocated under this grant will vest in February 2007. The award does not have any performance conditions.

A separate allocation to selected eligible employees, including executive directors, was also made in 2004 under the CSOP. Options granted may be exercised between three and ten years after the date of grant, subject to the Company satisfying predetermined performance conditions. The performance criterion requires the Company to satisfy Earnings Per Share (EPS) targets at the end of a three year period. No re-testing is permitted.

For performance-related allocations made under the CSOP during the financial year to 31 December 2004, the Company is required to meet certain EPS targets at 31 December 2006. At an EPS of $0.17 per share, 10% of the allocation would vest. Thereafter additional increments of 10% of the allocation shall vest on a straight line basis up to an EPS of $0.26 per share when the maximum of 100% of the allocation would vest. At the time of the Company's flotation in March 2004, achieving the maximum award required a growth in EPS of 766% over 2003 or $0.23 per share, from $0.03 per share in 2003.

The performance criterion, which applies to all participants, including executive directors, was chosen to ensure that the vesting of benefits was aligned to improved financial performance of the Company, from which shareholders would also benefit. The maximum level of awards allocated to executive directors was over shares up to a maximum value equivalent to 120% of basic salary.

The rules of the CSOP do not allow for options to be granted at a discount to the Company's share price at the date of grant.

The Company's policy is to grant options to executive directors at the discretion of the Committee taking into account individual performance. For grants made in 2005, it is expected that awards will be up to a maximum of 50% of basic salary. Pursuant to the rules of the CSOP, the Committee also reserves to its discretion the right to grant awards at a higher proportion of basic salary and which, in exceptional circumstances only, could be up to 400% of basic salary. Stretching EPS targets will be imposed.

The Company also operates an Inland Revenue approved SAYE Share Option Scheme for eligible employees under which options may be granted at a discount of up to 20% of market value. Executive directors are eligible to participate in the SAYE Share Option scheme.

No significant amendments are proposed to be made to the terms and conditions of any entitlement of a director under these share option plans. For the year to 31 December 2004, the Company did not operate any long-term incentive plans other than the share option schemes described above.

Performance Share Awards

Subject to the proposed new share award plan being approved at the forthcoming Annual General Meeting, the Committee intends to make awards to executive directors and senior management of share awards subject to stretching targets based on Total Shareholder Return, ("TSR") as explained in more detail in the Chairman's letter accompanying the notice of the Annual General Meeting. In the event that the TSR performance meets the conditions of vesting, the Committee will, prior to vesting, consider the underlying financial performance of the Company and whether in light of this performance, vesting should be permitted. The Committee will in a year in which an award vests, report to shareholders on the underlying financial performance which had been considered when approving vesting. These awards are intended to reward strong relative performance, whilst share options will continue to reward absolute performance. In keeping with the share option plan, the Committee will reserve the right to grant awards at a proportion of basic salary which, in exceptional circumstances only, could be up to 200%. The total levels of grant of options and performance share awards will not be excessive.

As described in the Chairman's letter accompanying the Notice of the Annual General Meeting, shareholder approval is to be sought at the Annual General Meeting to introduce a single 10% in 10 years dilution limit on post-flotation grants under all of the Company's share plans, including the proposed new share award plan.

Pension arrangements

Three of the executive directors are members of the Cambridge Silicon Radio Retirement Benefits Scheme ('the Pension Plan') which is an Inland Revenue approved money purchase (defined contribution) scheme operated for eligible employees in the United Kingdom. Mr Hodgson is not a member of the Pension Plan.

Contributions are determined as a percentage of the employee's gross basic salary. Details of the actual contributions made by the Group to the Pension Plan on behalf of the executive directors are set out in the table on page 33. Normal retirement age is 65 for all employees. No other element of the directors remuneration is pensionable.

Under Inland Revenue rules, to the extent that a director's benefits from a company scheme are restricted by limits set by the Inland Revenue, payments may be made to funded unapproved retirement benefit schemes. There are no such arrangements in place for the directors of the Company.

Performance graph

The graph below shows the Company's performance, measured by total shareholder return, compared with the performance of the FTSE Techmark 100 index. The FTSE Techmark 100 index has been selected for this comparison because it is a broad equity index of which CSR plc is a constituent company. The graph covers the period since the Company's listing on the London Stock Exchange.

Directors' contracts

It is the Company's policy that executive directors should have contracts of an indefinite term. All the executive directors have contracts which are subject to one year's notice by the Company and six months' notice from the executive. Mr James Collier and Mr Glenn Collinson who are proposed for re-election at the forthcoming Annual General Meeting each have service contracts which provide for a notice period by the Company of one year.

The details of the directors' service contracts and notice period under their respective contracts are summarised in the table below:

Name of director	Date of service contract	Period of notice
J D Y Collier	25 February 2004	1 year
G Collinson	25 February 2004	1 year
J S Hodgson	25 February 2004	1 year
P G G Goodridge	25 February 2004	1 year

In the event of termination, a director would be entitled to a payment not exceeding one year's basic salary. In an appropriate case, the Company would have regard to the departing director's duty to mitigate loss.

Total shareholder return



- CSR plc - FTSE Techmark 100 index
200%
180%
160%
140%
120%
100%
80%
60%
40%
20%
2004
Mar
Apr
May
June
July
Aug
Sept
Oct
Nov
Dec

Non-executive directors

All non-executive directors have specific terms of engagement provided in formal letters of appointment and their remuneration is determined by the Board within the limits set by the Articles of Association and based on independent surveys of fees paid to non-executive directors of similar companies. With the exception of Mr Shone, the non-executive directors are appointed for a fixed three year term, subject to re-appointment by the shareholders. Mr Shone entered into a new letter of engagement at the time of the Company's flotation providing for a twelve month appointment which terminates on 31 March 2005. This amended the terms of Mr Shone's services for the Company including the basis of remuneration to a fixed annual fee. The basic fee paid to each non-executive director for the year to 31 December 2004 was £27,000. An additional fee of £3,000 is paid for chairmanship of a committee. With effect from 7 October 2004, Mr Tucker was appointed as the Senior Independent Director, in respect of which he received pro-rata payments on an annualised fee of £3,000.

Non-executive directors do not receive any bonus and since flotation have not participated in awards under the Company's share schemes and are not eligible to join the Company's pension scheme. Mr Ron Mackintosh and Mr John Scarisbrick who are proposed for election at the forthcoming Annual General Meeting, being non-executive directors, do not have a service contract.

Name of director	Date of letter of appointment	Duration of appointment
J W Whybrow	17 December 2003	3 years†
D Tucker	23 January 2004	3 years
M L Shone	31 March 2004	1 year
R Mackintosh	16 March 2004	3 years
J Scarisbrick	16 June 2004	3 years

† Mr Whybrow's term of appointment commenced on 2 March 2004, being the date of the Company's admission to the London Stock Exchange.

Issue of shares to Non-executive directors

Conditional on admission to the London Stock Exchange, at the time of their appointments, Mr Whybrow and Mr Tucker were offered the opportunity to purchase shares in the Company. Mr Whybrow was allotted 100,000 shares and Mr Tucker was allotted 60,000 shares based on the then most recent funding round price of $1.67 per share. At that time, the fair value of the Company's ordinary shares was deemed to be £2 per share. In accordance with applicable accounting standards, a charge on the notional gain by each director of $210,603 and $128,402 respectively was recognised in the profit and loss account.

Outside appointments

Executive directors are entitled to accept appointments outside the Company provided that the Chairman's permission is sought prior to accepting the appointment and that fees are accounted for to the Company. No executive director currently has an appointment outside the Company.

Audited information

Directors' emoluments or fees

The emoluments or fees of directors serving during the year, for the financial years 2003 and 2004 were as follows:

Name of director	Fees/Basic salary $	Benefits in kind $	Annual bonuses $	Other bonuses $	2004 total $	2003 total $
Executive						
J D Y Collier	231,859	630	136,770	–	369,259	228,353
G Collinson	202,992	549	123,093	–	326,634	180,869
J S Hodgson	360,567	16,059	187,500	–	564,126	288,400
P G G Goodridge	185,916	630	113,975	38,797§	339,318	5,435
Dr P L O'Donovan†	13,320	53	–	–	13,373	158,280
Non-executive						
J W Whybrow	139,671	–	–	–	139,671	11,525
D Tucker	47,333	–	–	–	47,333	–
M L Shone	63,013	–	–	–	63,013	126,777
R Mackintosh	33,248	–	–	–	33,248	–
J Scarisbrick	22,697	–	–	–	22,697	–
Dr J P Auton*‡	–	–	–	–	–	41,491
A Arts* (Gilde IT Fund BV)†	2,586	–	–	–	2,586	15,367
L Garrett (3i)†	2,424	–	–	–	2,424	–
Dr H Hauser* (Amadeus I LP)*	2,586	–	–	–	2,586	15,367
S Paterson (Scottish Equity Partners II)*†	2,586	–	–	–	2,586	15,367
Total	**1,310,798**	**17,921**	**561,338**	**38,797**	**1,928,854**	**1,087,231**
Fees to third parties					10,182	46,101

The salary for Mr Hodgson was paid in US Dollars. The salary and fees for other directors were paid in Pounds Sterling, but denominated in US Dollars for reporting purposes, consistent with the accounting policies of the Company. *Total fees of $10,182 (2003 – $46,101) were paid to third parties in respect of the services of A Arts, H Hauser, L Garrett and S Paterson as indicated in the table above. §Mr Goodridge was paid a discretionary bonus in connection with the Company's successful listing on the London Stock Exchange. ‡Resigned 28 January 2004. †Resigned 30 January 2004. *Resigned 21 January 2004.

Aggregate directors' remuneration

The aggregate directors' remuneration were as follows:

	2004 $	2003 $
Emoluments	1,928,854	1,087,231
Gains on exercise of share options	1,686,400	3,945,155
Notional gains from the issue of shares at less than fair value[1]	339,005	–
Money purchase pension contributions	87,106	69,454
Total	**4,041,364**	**5,101,840**

1 See further explanation on page 32

Directors' pension entitlements

Contributions paid by the Group in respect of the directors during the year were as follows:

	2004 $	2003 $
J D Y Collier	31,634	26,591
G Collinson	27,799	19,943
P G G Goodridge	25,808	761
Dr P L O'Donovan †	1,865	22,159
Total	87,106	69,454

†Resigned 30 January 2004.

Directors' share options

Aggregate emoluments disclosed on page 33 do not include any amounts for the value of options to acquire *ordinary shares in the Company granted to or held by the directors.*

Details of the options exercised during the year were as follows:

Name of director	Scheme	Number of options	Exercise price $	Market price at exercise date $	Gains on exercise 2004 $	Gains on exercise 2003 $
Executive						
J D Y Collier		–	–	–	–	584,347
G Collinson		–	–	–	–	1,441,149
J S Hodgson	Global	167,104	0.29	3.74	575,655	1,180,620
J S Hodgson	Global	167,104	0.29	6.74	1,077,716	–
P G G Goodridge	Global	5,686	0.93	6.74	33,029	–
Dr P L O'Donovan†		–	–	–	–	739,039
Total					**1,686,400**	**3,945,155**

† Resigned 30 January 2004

Details of options for directors who served during the year are as follows:

Name of Director	Scheme	1 Jan 2004 (or date of appointment) Note (v)	Granted	Exercised	31 Dec 2004 (or date of resignation)	Exercise Price £ Note (v)	Date from which exercisable	Vesting	Expiry date
J D Y Collier	Founders	147,000	–	–	147,000	0.0033	1 Apr 2000	Note (i)	1 Apr 2009
	Founders	735,000	–	–	735,000	0.0537	1 Apr 2000	Note (i)	1 Sep 2010
	Global	120,000	–	–	120,000	0.5033	10 May 2001	Note (i)	10 May 2010
	CSOP	–	75,000	–	75,000	2.0000	26 Feb 2007	Note (vii)	26 Feb 2014
	SAYE	–	5,013	–	5,013	1.8800	1 May 2007	Note (viii)	1 Nov 2007
G Collinson	Founders	147,000	–	–	147,000	0.0033	1 Apr 2000	Note (i)	1 Apr 2009
	Founders	147,000	–	–	147,000	0.0537	1 Apr 2000	Note (i)	1 Sep 2010
	Global	75,000	–	–	75,000	0.5033	10 May 2001	Note (i)	10 May 2010
	CSOP	–	11,148	–	11,148	2.3500	26 Feb 2007	Note (vii)	26 Feb 2014
	CSOP	–	55,852	–	55,852	2.0000	26 Feb 2007	Note (vii)	26 Feb 2014
	SAYE	–	5,013	–	5,013	1.8800	1 May 2007	Note (viii)	1 Nov 2007
J S Hodgson Note (x)	Global	2,400,000	–	334,208	2,065,792	0.1563	19 Feb 2001	Note (ii)	19 Feb 2010
	CSOP	–	120,000	–	120,000	2.0000	26 Feb 2007	Note (viii)	26 Feb 2014
P G G Goodridge	Global	53,000	–	5,686	47,314	0.5033	1 Sep 2001	Notes (i)(ix)	1 Sep 2010
	Global	50,000	–	–	50,000	2.3850	31 Dec 2001	Note (i)	31 Dec 2010
	Global	2,400	–	–	2,400	2.3850	31 Dec 2002	Note (i)	31 Dec 2011
	Global	37,500	–	–	37,500	1.0100	31 Dec 2002	Note (i)	25 Nov 2012
	Global	60,000	–	–	60,000	1.0100	30 Sep 2003	Note (i)	30 Sep 2012
	Global	40,000	–	–	40,000	1.0250	18 Nov 2004	Note (iii)	18 Nov 2013
	CSOP	–	12,765	–	12,765	2.3500	26 Feb 2007	Note (vii)	26 Feb 2014
	CSOP	–	54,235	–	54,235	2.0000	26 Feb 2007	Note (vii)	26 Feb 2014
	SAYE	–	5,013	–	5,013	1.8800	1 May 2007	Note (viii)	1 Nov 2007
Dr P L O'Donovan Note (vi)	Founders	147,000	–	–	147,000	0.0033	1 Apr 2000	Note (i)	1 Apr 2009
	Founders	661,500	–	–	661,500	0.0537	1 Apr 2000	Note (i)	1 Sep 2010
	Global	75,000	–	–	75,000	0.5033	10 May 2001	Note (i)	10 May 2010
M L Shone		947,100	–	–	947,100	0.0537	1 Sep 2000	Note (iv)	1 Sep 2009
Total		**5,844,500**	**344,039**	**339,894**	**5,848,645**				

The market price of the ordinary shares at 31 December 2004 was £3.90 and the range during the year was £2.00 to £4.41. No consideration was paid for the award of an option.

(i): Vesting of option 20% on anniversary of grant, then 5% each subsequent calendar quarter end (31 March, 30 June, 30 September, 31 December) for 16 quarters.

(ii): Vesting of option 25% on anniversary of grant, then 6.25% each subsequent calendar quarter end (31 March, 30 June, 30 September, 31 December) for 12 quarters.

(iii): Vesting of option 5% each calendar quarter end (31 March, 30 June, 30 September, 31 December) for 20 quarters.

(iv): These share options were granted under a specific agreement with Mr Shone with vesting being subject to achieving the following performance criteria:

a) There is a takeover or listing which places a value on the whole of the Company of at least $100 million before 8 April 2005; or

b) Before 8 April 2004, the turnover of the Group reaches at least $75 million in any 12 month period and:

i) the profit after tax is at least 10% of turnover in that 12 month period; or

ii) the profit before tax is at least 20% of turnover in that 12 month period.

Turnover and profit are determined by reference to the management accounts for the relevant 12 month period.

These criteria were met in March 2004, following the listing of the Company on the London Stock Exchange.

(v): Option numbers and exercise prices are adjusted to reflect changes to the share capital structure as outlined in note 19 to the financial statements.

(vi): Resigned 30 January 2004.

(vii): Options granted to Directors under the CSOP scheme in 2004 vest after 3 years and have certain performance criteria attached.

The options vest in proportions from 10% – 100% dependent upon the EPS achieved by the Company. For the year ended 31 December 2006, the target EPS is in the range $0.17 to $0.26. Thereafter the option may be exercised for the rest of its ten year life without further test.

(viii): Options granted under the SAYE scheme vest after 3 years and must be exercised within 6 months of vesting date.

(ix): In accordance with the terms at the time of grant, in the event the Company is acquired and Mr Goodridge's appointment is terminated, Mr Goodridge is entitled to early vesting of the options.

(x): On 18 March 2005, Mr John Hodgson exercised 150,000 options under the Global Share Option Plan.

Approval

This report was approved by the Board of directors on 24 March 2005 and signed on its behalf by:

J W Whybrow

24 March 2005

Financial statements

Statement of directors' responsibilities

United Kingdom Company law requires the directors to prepare financial statements for each financial year which give a true and fair view of the state of affairs of the Company and the Group as at the end of the financial year and of the profit or loss of the Group for that period.

In preparing those financial statements, the directors are required to:

(a) select suitable accounting policies and then apply them consistently;

(b) make judgements and estimates that are reasonable and prudent; and

(c) state whether applicable accounting standards have been followed.

The directors are responsible for keeping proper accounting records which disclose with reasonable accuracy at any time the financial position of the Company and the Group and enable them to ensure that the financial statements comply with the Companies Act 1985. They are also responsible for safeguarding the assets of the Company and hence for taking reasonable steps for the prevention and detection of fraud and other irregularities.

Independent auditors' report

Independent auditors' report to the members of CSR plc
We have audited the financial statements of CSR plc for the year ended 31 December 2004 which comprise the profit and loss account, the statement of total recognised gains and losses, the balance sheets, the cash flow statement and the related notes 1 to 28. These financial statements have been prepared under the accounting policies set out therein. We have also audited the information in the part of the Report of the Remuneration Committee that is described as having been audited.

This report is made solely to the Company's members, as a body, in accordance with section 235 of the Companies Act 1985. Our audit work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, or for the opinions we have formed.

Respective responsibilities of directors and auditors
As described in the statement of directors' responsibilities, the Company's directors are responsible for the preparation of the financial statements in accordance with applicable United Kingdom law and accounting standards. They are also responsible for the preparation of the other information contained in the annual report including the Report of the Remuneration Committee. Our responsibility is to audit the financial statements and the part of the Report of the Remuneration Committee described as having been audited in accordance with relevant United Kingdom legal and regulatory requirements and auditing standards.

We report to you our opinion as to whether the financial statements give a true and fair view and whether the financial statements and the part of the Report of the Remuneration Committee described as having been audited have been properly prepared in accordance with the Companies Act 1985. We also report to you if, in our opinion, the directors' report is not consistent with the financial statements, if the Company has not kept proper accounting records, if we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and transactions with the Company and other members of the Group is not disclosed.

We review whether the corporate governance statement reflects the Company's compliance with the nine provisions of the July 2003 FRC Combined Code specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the Board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read the directors' report and the other information contained in the annual report for the above year as described in the contents section including the unaudited part of the Report of the Remuneration Committee and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the financial statements.

Basis of audit opinion
We conducted our audit in accordance with United Kingdom auditing standards issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the financial statements and the part of the Report of the Remuneration Committee described as having been audited. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the financial statements and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the financial statements and the part of the Report of the Remuneration Committee described as having been audited are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion, we also evaluated the overall adequacy of the presentation of information in the financial statements and the part of the Report of the Remuneration Committee described as having been audited.

Opinion
In our opinion:

- the financial statements give a true and fair view of the state of affairs of the Company and the Group as at 31 December 2004 and of the profit of the Group for the year then ended; and
- the financial statements and part of the Report of the Remuneration Committee described as having been audited have been properly prepared in accordance with the Companies Act 1985.

Deloitte & Touche LLP

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Cambridge
England
24 March 2005

Consolidated profit and loss account

For the year ended 31 December 2004

	Notes	2004 $'000	2003 $'000
Turnover	2	253,146	67,622
Cost of sales		(134,721)	(36,515)
Gross profit		118,425	31,107
Other operating expenses (net)	3	(59,693)	(33,514)
Operating profit (loss)		58,732	(2,407)
Finance income (net)	4	523	791
Profit (loss) on ordinary activities before taxation	5	59,255	(1,616)
Tax on profit (loss) on ordinary activities	8	2,496	4,540
Profit on ordinary activities after taxation, being retained profit for the financial year	20	61,751	2,924

Earnings per share		$	$
Basic	10	0.53	0.03
Diluted	10	0.48	0.03

The results were all derived from continuing operations.

Consolidated statement of total recognised gains and losses

For the year ended 31 December 2004

	2004 $'000	2003 $'000
Profit for the financial year	61,751	2,924
Loss on foreign currency translation	–	(3)
Total recognised gains and losses relating to the year	61,751	2,921

Consolidated balance sheet

31 December 2004

	Notes	2004 $'000	2003 $'000
Fixed assets			
Tangible assets	11	12,825	8,603
Current assets			
Stocks	13	30,088	6,880
Debtors	14	43,981	14,395
Short term investments	15	108,167	24,263
Cash at bank and in hand		1,907	1,686
		184,143	47,224
Creditors: Amounts falling due within one year	16	(36,454)	(19,678)
Net current assets		147,689	27,546
Total assets less current liabilities		160,514	36,149
Creditors: Amounts falling due after more than one year	17	(1,160)	–
Provisions for liabilities and charges	18	(3,952)	(756)
Net assets		155,402	35,393
Capital and reserves			
Called-up share capital	19	218	1,000
Share premium account	20	77,769	20,107
Capital redemption reserve	20	950	–
Other reserve	20	–	325
Merger reserve	20	61,574	61,574
Profit and loss account	20	14,891	(47,613)
Shareholders' funds	21	155,402	35,393
Analysis of shareholders' funds			
Equity interests		155,402	25,572
Non-equity interests		–	9,821
		155,402	35,393

These financial statements were approved by the Board of directors on 24 March 2005, and were signed on its behalf by:



Paul Goodridge
24 March 2005



Glenn Collinson
24 March 2005

Balance sheet

31 December 2004

	Notes	2004 $'000	2003 $'000
Fixed assets			
Investments	12	991	991
Current assets			
Debtors	14	724	9,634
Short term investments	15	78,906	10,314
Cash at bank and in hand		–	726
		79,630	20,674
Creditors: Amounts falling due within one year	16	(683)	(70)
Net current assets		78,947	20,604
Total assets less current liabilities, being net assets		79,938	21,595
Capital and reserves			
Called-up share capital	19	218	1,000
Share premium account	20	77,769	20,107
Capital redemption reserve	20	950	–
Profit and loss account	20	1,001	488
Shareholders' funds		79,938	21,595
Analysis of shareholders' funds			
Equity interests		79,938	20,645
Non-equity interests		–	950
		79,938	21,595

These financial statements were approved by the Board of directors on 24 March 2005, and were signed on its behalf by:



Paul Goodridge
24 March 2005



Glenn Collinson
24 March 2005

Consolidated cash flow statement

For the year ended 31 December 2004

	Notes	2004 $'000	2003 $'000
Net cash inflow from operating activities	23	35,847	1,667
Returns on investments and servicing of finance	24	905	(52)
Taxation	24	(1,939)	1,154
Capital expenditure and financial investment	24	(7,624)	(3,631)
Cash inflow (outflow) before management of liquid resources and financing		27,189	(862)
Management of liquid resources	24	(83,904)	166
Financing	24	57,588	(1,113)
Increase (decrease) in cash in the year	25	873	(1,809)

1 Accounting policies

A summary of the principal accounting policies, all of which have been applied consistently throughout the periods are set out below.

a) Basis of accounting

The financial statements have been prepared under the historical cost convention and in accordance with applicable United Kingdom accounting standards.

b) Basis of consolidation

The Group financial statements consolidate the financial statements of the Company and its subsidiary undertakings drawn up to the dates indicated in the primary financial statements. The results of subsidiaries acquired or sold are consolidated for the periods from or to the date on which control passed.

The combination of Cambridge Silicon Radio Limited and CSR plc (formerly Cambridge Silicon Radio Holdings Limited) has been accounted for as a merger in accordance with the group reconstruction provisions of Financial Reporting Standard No. 6 "Acquisitions and Mergers". Consequently, although CSR plc was not incorporated until 26 March 2001, the Group financial statements are presented as if the companies had always been part of the same Group.

Other acquisitions are accounted for under the acquisition method.

c) Tangible fixed assets

Tangible fixed assets are stated at cost, net of depreciation and any provision for impairment. No depreciation is provided on assets in the course of construction. On other fixed assets depreciation is provided at rates calculated to write off the cost, less estimated residual value, of each asset on a straight-line basis over its expected useful life as follows:

Computer hardware and test equipment	2 to 5 years
Software licences	3 to 5 years
Office equipment	3 years
Furniture and fittings	5 years
Leasehold improvements	Minimum lease period

Residual value is calculated based on prices prevailing at the date of acquisition.

d) Investments

Fixed asset investments are shown at cost less provision for impairment. Short term investments represent amounts on deposit with banks.

e) Stocks

Stocks are stated at the lower of cost and net realisable value. Net realisable value is based on estimated selling price, less further costs expected to be incurred to completion and disposal. Provision is made for obsolete, slow-moving or defective items where appropriate.

f) Taxation

Current tax, including UK corporation tax and foreign tax, is provided at amounts expected to be paid (or recovered) using the tax rates and laws that have been enacted or substantively enacted by the balance sheet date.

Deferred tax is recognised in respect of all timing differences that have originated but not reversed at the balance sheet date where transactions or events that result in an obligation to pay more tax in the future or a right to pay less tax in the future have occurred at the balance sheet date. Timing differences are differences between the Group's taxable profits and its results as stated in the financial statements that arise from the inclusion of gains and losses in tax assessments in periods different from those in which they are recognised in the financial statements.

A net deferred tax asset is regarded as recoverable and therefore recognised only to the extent that, on the basis of all available evidence, it can be regarded as more likely than not that there will be suitable taxable profits from which the future reversal of the underlying timing differences can be deducted.

Deferred tax is not recognised when fixed assets are revalued unless by the balance sheet date there is a binding agreement to sell the revalued assets and the gain or loss expected to arise on sale has been recognised in the financial statements. Neither is deferred tax recognised when fixed assets are sold and it is more likely than not that the taxable gain will be rolled over, being charged to tax only if and when the replacement assets are sold.

Deferred tax is recognised in respect of the retained earnings of overseas subsidiaries and associates only to the extent that, at the balance sheet date, dividends have been accrued as receivable or a binding agreement to distribute past earnings in future has been entered into by the subsidiary or associate.

Deferred tax is measured at the average tax rates that are expected to apply in the periods in which the timing differences are expected to reverse, based on tax rates and laws that have been enacted or substantively enacted by the balance sheet date. Deferred tax is measured on a non-discounted basis.

1 Accounting policies (continued)

g) Turnover

Turnover represents amounts receivable for goods and services provided in the normal course of business, net of trade discounts, VAT and other sales related taxes. Turnover is recognised upon shipment of goods. Royalty income is recognised upon shipment of the royalty earning product by the licensee. Turnover is shown net of estimated provision for credit notes and returns.

h) Pension costs

The Group contributes to a contracted-in money purchase pension scheme (CIMP) where the amount charged to the profit and loss account in respect of pension costs is the contributions payable in the period. Differences between contributions payable in the period and contributions actually paid are shown as either accruals or prepayments in the balance sheet.

i) Foreign currency

The functional currency of the Group is the US dollar. Transactions in foreign currencies are recorded at the rate of exchange at the date of the transaction or, if hedged, at the contracted rate. Monetary assets and liabilities denominated in foreign currencies at the balance sheet date are reported at the rates of exchange prevailing at that date or, if appropriate, at the forward contract rate.

The results of overseas operations are translated at the average rates of exchange during the period and their balance sheets at the rates ruling at the balance sheet date. Exchange differences arising on translation of the opening net assets, and on foreign currency borrowings, to the extent that they hedge the Group's investment in such operations, are dealt with through the reserves. All other exchange differences are included in the profit and loss account.

j) Leases

Rentals under operating leases are charged on a straight-line basis over the lease term, even if the payments are not made on such a basis.

Assets held under finance leases and other similar contracts, which confer rights and obligations similar to those attached to owned assets, are capitalised as tangible fixed assets and are depreciated over the shorter of the lease terms and their useful lives. The capital elements of future lease obligations are recorded as liabilities, while the interest elements are charged to the profit and loss account over the period of the leases to produce a constant rate of charge on the balance of capital repayments outstanding.

k) Research and development

Research and development expenditure is written off as incurred.

l) Derivative financial instruments

The Group uses derivative financial instruments to reduce exposure to foreign exchange risk. The Group does not hold or issue derivative financial instruments for speculative purposes.

For a forward foreign exchange contract to be treated as a hedge, the instrument must be related to actual foreign currency assets or liabilities or to a probable commitment. It must involve the same currency as the hedged item and must also reduce the risk of foreign currency exchange movements on the Group's operations. Gains and losses arising on these contracts are deferred and recognised in the profit and loss account only when the hedged transaction has itself been reflected in the Group's financial statements.

m) Share related charges

In accordance with UITF 17, the Group recognises a charge on shares or share options issued at below fair value, equal to the differential between the fair value and the exercise price of the option or purchase price of shares. The Group has taken advantage of the exemption contained in UITF 17 and no charge is recognised on share options issued under SAYE schemes.

Notes to the consolidated financial statements (continued)

31 December 2004

2 Segmental information

The Group has one class of business, being the design and marketing of single chip radio devices.

Geographical segments:

	Europe $'000	USA $'000	Asia $'000	Other $'000	Total $'000
Turnover by destination:					
Sales to third parties in 2004	40,204	23,897	183,980	5,065	253,146
Sales to third parties in 2003	1,396	8,210	56,590	1,426	67,622

2004	United Kingdom $'000	USA $'000	Japan $'000	Korea $'000	Group $'000
Turnover by origin	253,146	–	–	–	253,146
Profit (loss) on ordinary activities before taxation	58,940	(43)	267	91	59,255
Segment net assets	154,488	125	626	163	155,402

2003	United Kingdom $'000	USA $'000	Japan $'000	Korea $'000	Group $'000
Turnover by origin	67,622	–	–	–	67,622
(Loss) profit on ordinary activities before taxation	(1,934)	57	225	36	(1,616)
Segment net assets	34,924	67	366	36	35,393

3 Other operating expenses (net)

	2004 $'000	2003 $'000
Research and development	27,281	16,584
Sales and marketing costs	20,710	12,932
Administrative expenses	11,702	3,998
	59,693	33,514

Administrative expenses include $2,935,000 (2003 – $nil) in respect of exceptional onerous lease charges, see note 18.

4 Finance income (net)

	2004 $'000	2003 $'000
Interest receivable and similar income	1,213	335
Exchange (loss) gain	(384)	843
Interest payable on finance leases	(8)	(282)
Interest payable and other charges	(298)	(105)
	523	791

5 Profit (loss) on ordinary activities before taxation

Profit (loss) on ordinary activities before taxation is stated after charging:

	2004 $'000	2003 $'000
Depreciation and amounts written off tangible assets		
– owned	4,311	2,800
– held under finance leases	–	159
Loss on disposal of tangible assets (including associated foreign exchange adjustments)	186	43
Operating lease rentals		
– plant and machinery	20	102
– other	1,169	1,172
Auditors' remuneration for audit services		
– Group	158	45
– Company	10	5

The Group paid auditors' remuneration of $721,000 (2003 – $492,000) for non-audit services, of which $263,000 (2003 – $nil) was charged to the share premium account as share issue costs following the listing on the London Stock Exchange.

A more detailed analysis of auditors' remuneration on a worldwide basis is provided below:

	2004 $'000	2003 $'000
Audit services		
– statutory audit	143	50
– audit-related regulatory reporting	25	–
	168	50
Further assurance services	423	391
Tax services		
– tax compliance	44	26
– tax advisory	80	40
	124	66
Other services		
– other services that give rise to a self-review threat	10	4
– consultancy	164	31
	174	35

Significant non-audit services require pre-approval by the Audit Committee.

Fees for further assurance services principally comprise amounts payable to the auditors in their role as reporting accountants for the Group's IPO in March 2004.

Fees for consultancy services principally comprise amounts payable to the auditors for advice regarding the Group's remuneration policies. Following the Group's IPO, the auditors no longer provide these services.

Fees for other services that give rise to a self-review threat comprise amounts payable to Deloitte & Touche in Taiwan for their role as the local branch accountants. Following the IPO in March, the Group took steps to replace Deloitte & Touche as local accountants in Taiwan and this relationship ended in July 2004.

6 Staff costs

The average monthly number of employees (including executive directors) was:

	2004 Number	2003 Number
Research and development	141	101
Administration	27	19
Sales and marketing	80	66
	248	186

	$'000	$'000
Their aggregate remuneration comprised:		
Salaries	19,954	14,160
Social security costs	1,948	1,329
Other pension costs	1,555	1,298
	23,457	16,787

The Group operates an Inland Revenue approved SAYE employee share option scheme and has taken advantage of the exemption given in UITF Abstract 17 "Employee share schemes" from recognising a charge in the profit and loss account for the discount on the options.

Notes to the consolidated financial statements (continued)

31 December 2004

7 Directors' information

Directors' remuneration

Details of directors' remuneration for the year are provided in the audited part of the Report of the Remuneration Committee on pages 33 and 34.

Directors' interests

The directors who held office at 31 December 2004 had the following interests in the shares of the Company:

Name of director	Description of shares	31 December 2004 Number	1 January 2004 or subsequent date of appointment Number
J D Y Collier	Ordinary Shares of £0.001 each	2,119,898	–
	B Ordinary Shares of £0.00067 each	–	1,215,900
	Convertible Preference II Shares of £0.00067 each	–	710
	Convertible Preference III Shares of £0.00067 each	–	300
G Collinson	Ordinary Shares of £0.001 each	2,696,840	–
	B Ordinary Shares of £0.00067 each	–	1,509,900
	Convertible Preference II Shares of £0.00067 each	–	707
J S Hodgson	Ordinary Shares of £0.001 each	942,082	–
	B Ordinary Shares of £0.00067 each	–	450,000
	Convertible Preference II Shares of £0.00067 each	–	14,141
	Convertible Preference III Shares of £0.00067 each	–	2,229
P G G Goodridge	Ordinary Shares of £0.001 each	2,946	–
	B Ordinary Shares of £0.00067 each	–	4,000
	Convertible Preference III Shares of £0.00067 each	–	316
M L Shone	Ordinary Shares of £0.001 each	630	–
	A Ordinary Shares of £0.00067 each	–	171,405
	Redeemable Preference Shares of £0.01 each	–	585,573
	Convertible Preference II Shares of £0.00067 each	–	26,794
	Convertible Preference III Shares of £0.00067 each	–	4,505
J W Whybrow	Ordinary Shares of £0.001 each	100,000	–
D Tucker	Ordinary Shares of £0.001 each	60,000	–
R Mackintosh	Ordinary Shares of £0.001 each	20,000	–

No other directors held a beneficial interest in the share capital of the Company during the year.

Disposal of shares

On 18 March 2005, the directors named below sold ordinary shares in the Company at a price of £3.50 per share. Their respective holdings following the sale of ordinary shares are as shown:

Name of director	Number of shares sold	Number held at 18 March 2005
J D Y Collier	300,000	1,819,898
G Collinson	650,000	2,046,840
J S Hodgson†	150,000	942,082

† The sale of shares by Mr Hodgson followed the exercise of 150,000 shares under the Global Share Option Plan on 18 March 2005. Mr Hodgson's aggregate holding in the Company's ordinary shares therefore remained unchanged.

Directors' share options

Details of directors' share options are provided in the Report of Remuneration Committee on page 34.

8 Taxation

	2004 $'000	2003 $'000
The tax charge (credit) comprises:		
Current tax		
– Research & development tax credit current year	–	(2,488)
– Research & development tax credit prior year	–	(2,164)
– Foreign tax	134	138
	134	(4,514)
Adjustments in respect of prior years		
– UK corporation tax	5,258	–
Total current tax	5,392	(4,514)
Deferred tax		
Increase in estimate of recoverable deferred tax asset	(7,786)	–
Origination and reversal of timing differences	(102)	(26)
Total deferred tax	(7,888)	(26)
Total tax on profit (loss) on ordinary activities	(2,496)	(4,540)

The standard rate of tax for the year based on the UK standard rate of corporation tax is 30% (2003 – 30%).
The actual tax charge (credit) for the year differs from the standard rate for the reasons set out in the following reconciliation:

	2004 $'000	2003 $'000
Profit (loss) on ordinary activities before tax	59,255	(1,616)
Tax at 30% thereon	17,777	(485)
Factors affecting charge (credit) for the year:		
Capital allowances in deficit of depreciation and other timing differences	897	265
Higher tax rates on overseas earnings	59	43
Research and development expenditure surrendered for tax credit	–	8,721
Research and development tax credit	–	(4,652)
Permanent differences	(3,440)	(1,495)
Adjustments to tax charge in respect of previous years	5,258	–
Utilisation of tax losses	(15,159)	(6,911)
Current tax charge (credit) for the year	5,392	(4,514)

	Deferred tax asset $'000
At 1 January 2004	(141)
Credited to profit and loss account	(7,888)
At 31 December 2004	(8,029)

Analysis of deferred tax balances:	Unprovided 2004 $'000	Unprovided 2003 $'000	Provided 2004 $'000	Provided 2003 $'000
Timing differences	–	–	2,099	608
Accelerated capital allowances	–	–	(1,393)	(538)
Tax losses available	–	9,710	7,323	71
	–	9,710	8,029	141

A deferred tax asset amounting to $8,029,000 was recognised in 2004 following a period of sustained profitability and the expectation of continuing taxable profits.

The current tax adjustment in respect of prior years of $5,258,000 has resulted from the Group's decision to elect for an alternative tax treatment in respect of research and development expenditure for the years ended 31 December 2002 and 2003. This adjustment has increased the level of trading losses within the Group which are available for utilisation against future taxable profits. This benefit has been recognised as part of the deferred tax asset.

9 Profit attributable to CSR plc

The profit for the financial year dealt with in the financial statements of the parent company, CSR plc, was $85,331 (2003 – $436,103). As permitted by s230 of the Companies Act 1985, no separate profit and loss account is presented in respect of the parent company.

10 Earnings per share

The calculations of earnings per share are based on the following profit and numbers of shares:

	2004 $'000	2003 $'000
Profit for the financial year	61,751	2,924

	Number of shares	Number of shares
Weighted average number of shares:		
For basic earnings per share	117,081,552	95,030,066
Assumed exercise of share options	10,592,566	9,795,643
For diluted earnings per share	127,674,118	104,825,709

11 Tangible fixed assets

Group	Leasehold *improvements* $'000	Computer hardware, software and test *equipment* $'000	Office *equipment* $'000	Furniture *and fittings* $'000	Assets in the course of *construction* $'000	*Total* $'000
Cost						
At 1 January 2004	492	14,780	626	891	–	16,789
Additions	886	7,118	139	67	509	8,719
Disposals	(356)	(60)	(72)	(198)	–	(686)
At 31 December 2004	1,022	21,838	693	760	509	24,822
Depreciation						
At 1 January 2004	130	7,085	463	508	–	8,186
Charge for the year	202	3,841	139	129	–	4,311
Disposals	(269)	(26)	(72)	(133)	–	(500)
At 31 December 2004	63	10,900	530	504	–	11,997
Net book value						
At 31 December 2004	959	10,938	163	256	509	12,825
At 31 December 2003	362	7,695	163	383	–	8,603

Leased assets included above:

Net book value						
At 31 December 2004	–	–	–	–	–	–
At 31 December 2003	–	417	–	76	–	493

Assets in the course of construction comprise the Group's capital expenditure on the installation of a new ERP system.

Company

The Company holds no tangible fixed assets.

12 Fixed asset investments

Cost and net book value

Company	2004 $'000	2003 $'000
Subsidiary undertakings	991	991

Principal Group investments

The Company has investments in the following subsidiary undertakings.

	Country of incorporation	Principal activity	Holding	%
Subsidiary undertakings				
Cambridge Silicon Radio Limited	UK	Design and marketing of true single chip radio devices	Ordinary, redeemable preference and convertible preference shares	100
Subsidiary undertakings of Cambridge Silicon Radio Limited				
Cambridge Silicon Radio Inc.	USA	Design and marketing of true single chip radio devices	Ordinary shares	100
CSR kk	Japan	Marketing of true single chip radio devices	Ordinary shares	100
CSR Korea Limited	Korea	Marketing of true single chip radio devices	Ordinary shares	100
CSR Sweden AB	Sweden	Design of true single chip radio devices	Ordinary shares	100
Cambridge Silicon Radio (UK) Limited (formerly CSR Limited)	UK	Dormant	Ordinary shares	100

Cambridge Silicon Radio Limited has branches in Denmark and Taiwan.

13 Stocks

Group	2004 $'000	2003 $'000
Raw materials	13,328	1,720
Work in progress	5,494	2,245
Finished goods	11,266	2,915
	30,088	6,880

In the opinion of the directors there is no material difference between the balance sheet value of stocks and their replacement cost.

Company

The Company held no stock at 31 December 2004 (2003 – $nil).

14 Debtors

Group	2004 $'000	2003 $'000
Amounts falling due within one year:		
Trade debtors	31,783	8,597
Corporation tax	23	3,145
VAT	908	465
Other debtors	1,370	219
Prepayments and accrued income	1,868	1,828
Deferred tax (see note 8)	8,029	141
	43,981	14,395

Company	2004 $'000	2003 $'000
Amounts falling due within one year:		
Amounts owed by Group undertakings	–	8,975
VAT	368	167
Other debtors	159	–
Prepayments and accrued income	197	492
	724	9,634

15 Short term investments

Group	2004 $'000	2003 $'000
Deposits	108,167	24,263

Company	2004 $'000	2003 $'000
Deposits	78,906	10,314

16 Creditors: Amounts falling due within one year

Group	2004 $'000	2003 $'000
Obligations under finance leases	–	202
Trade creditors	21,922	11,126
Corporation tax	71	10
Other taxation and social security	619	374
Other creditors	252	155
Accruals and deferred income	13,590	7,811
	36,454	19,678

Other creditors include a pension creditor of $221,056 (2003 – $131,132).

Borrowings are repayable as follows:

Finance leases

	2004 $'000	2003 $'000
In one year or less	–	202

Finance leases are secured on those assets purchased with the finance lease.

16 Creditors: Amounts falling due within one year (continued)

Company	2004 $'000	2003 $'000
Trade creditors	12	70
Amounts owed to Group undertakings	662	–
Other taxation and social security	9	–
	683	70

17 Creditors: Amounts falling due after more than one year

Group	2004 $'000	2003 $'000
Accruals	1,160	–

Company

The Company had no creditors falling due after more than one year at 31 December 2004 (2003 – $nil).

18 Provisions for liabilities and charges

Group	Onerous lease provision $'000	Returns and warranty provision $'000	Total $'000
At 1 January 2004	–	756	756
Charged to profit and loss account	2,935	1,299	4,234
Utilised in year	(593)	(445)	(1,038)
At 31 December 2004	2,342	1,610	3,952

Onerous lease provision

The Group has provided for the discounted anticipated costs of satisfying the terms of any onerous leases, less any anticipated income from sub-letting the buildings. It is anticipated that the provision will be used over the remaining lease terms.

Returns and warranty provision

The Group provides for the anticipated costs associated with returns under standard warranty terms. It is anticipated that the provision will be used over two years.

Company

The Company had no provisions for liabilities and charges at 31 December 2004 (2003 – $nil).

19 Called-up share capital

Company

Authorised share capital:

		2004 £'000	2003 £'000
185,000,000 (2003 – nil)	Ordinary Shares of £0.001 each	185	–
7,500 (2003 – 3,750)	Deferred Shares of £0.001 each (2003 – £0.00067 each)	–	–
Nil (2003 – 20,774,550)	A Ordinary Shares of £0.00067 each	–	14
Nil (2003 – 23,592,120)	B Ordinary Shares of £0.00067 each	–	16
Nil (2003 – 59,200,000)	Redeemable Preference Shares of £0.01 each	–	592
Nil (2003 – 6,871,920)	Convertible Preference I Shares of £0.00067 each	–	5
Nil (2003 – 10,357,806)	Convertible Preference II Shares of £0.00067 each	–	7
Nil (2003 – 7,440,510)	Convertible Preference III Shares of £0.00067 each	–	5
		185	639

Allotted, called-up and fully paid:

		2004 $'000	2003 $'000
122,101,811 (2003 – nil)	Ordinary Shares of £0.001 each – equity	218	–
7,500 (2003 – 3,750)	Deferred Shares of £0.00067 each – non-equity	–	–
Nil (2003 – 17,312,130)	A Ordinary Shares of £0.00067 each – equity	–	18
Nil (2003 – 13,914,128)	B Ordinary Shares of £0.00067 each – equity	–	15
Nil (2003 – 59,142,858)	Redeemable Preference Shares of £0.01 each – non-equity	–	950
Nil (2003 – 3,817,740)	Convertible Preference I Shares of £0.00067 each – equity	–	4
Nil (2003 – 7,338,137)	Convertible Preference II Shares of £0.00067 each – equity	–	7
Nil (2003 – 6,028,157)	Convertible Preference III Shares of £0.00067 each – equity	–	6
		218	1,000

Changes to share capital:

Equity shares:

During the period from 1 January 2004 to 25 February 2004, the Company issued the following shares:

131,043 B Ordinary Shares from employee option exercises between 1 January 2004 and 25 February 2004. Consideration was $162,575, at a premium of $162,414.

20,000 B Ordinary Shares were issued to the non-executive director of CSR kk in Japan on 9 February 2004. Consideration was $66,600, at a premium of $66,580.

80,000 B Ordinary Shares were issued to non-executive directors between 10 February 2004 and 12 February 2004. Consideration was $269,800, at a premium of $269,700.

On 18 February 2004, by a special resolution passed at the Annual General Meeting of the Company the authorised share capital of the Company, was confirmed and ratified as £638,024.63 and was increased by £72,866.65 to £710,891.28 by the creation of a further 54,650,000 Ordinary Shares of 0.1333333p each (the "New Ordinary Shares").

19 Called-up share capital (continued)

Equity shares (continued):

On admission to the London Stock Exchange on 2 March 2004:

i) The 3,817,140 Convertible Preference I Shares of 0.0666667p converted into 3,817,140 Ordinary Shares of 0.0666667p

ii) The 7,338,137 Convertible Preference II Shares of 0.0666667p converted into 7,338,137 Ordinary Shares of 0.0666667p

iii) *1,729,109 Ordinary Shares of 0.0666667p were issued as a result of anti-dilution rights associated with the Convertible Preference II Shares*

iv) The 6,028,157 Convertible Preference III Shares of 0.0666667p converted into 6,028,157 Ordinary Shares of 0.0666667p

v) The directors allotted and issued by way of a bonus issue 50,370,444 New Ordinary Shares (such shares to be fully paid up by applying and capitalising the share premium account of the Company to the extent required) to the holders of:

a) A Ordinary Shares of 0.0666667p
b) B Ordinary Shares of 0.0666667p
c) Deferred Shares of 0.0666667p

on the basis of:

a) one New Ordinary Share for every A and B Ordinary Share of 0.0666667p held in the capital of the Company
b) one New Ordinary Share for every Deferred Share of 0.0666667p

vi) The A Ordinary Shares and B Ordinary Shares of 0.0666667p were together designated as Ordinary Shares of 0.0666667p

vii) Every one Ordinary Share of 0.0666667p in the issued share capital of the Company was consolidated with one issued New Ordinary Share of 0.13333333p in the issued share capital of the Company into one Ordinary Share of 0.2p

viii) Every one Deferred Share of 0.0666667p in the issued share capital of the Company was consolidated with one issued New Ordinary Share of 0.13333333p in the issued share capital of the Company into one Deferred Share of 0.2p

ix) Each of the Ordinary Shares of 0.2p in the issued share capital of the Company was sub-divided into two Ordinary Shares of 0.1p in the issued share capital of the Company

x) Each of the Deferred Shares of 0.2p in the issued share capital of the Company was sub-divided into two Deferred Shares of 0.1p in the issued share capital of the Company

xi) The authorised share capital of the Company was increased by £65,545 from £710,891 to £776,436 and was re-designated so that it comprised:

a) 59,142,858 Redeemable Preference Shares of 1p
b) 7,500 Deferred Shares of 0.1p
c) 185,000,000 Ordinary Shares of 0.1p

xii) *The Company issued 19,443,847 Ordinary Shares. Consideration was $72,677,212 at a premium of $72,640,874. Issue costs of $5,530,581* were incurred.

1,924,576 Ordinary Shares were issued from employee option exercises between 2 March 2004 and 31 December 2004. Consideration was $1,391,400, at a premium of $1,388,207.

Non-equity shares:

On 17 March 2004, the court sanctioned a reduction in the share capital of CSR plc to enable the Company to redeem the redeemable preference shares. This resulted in the share premium account being reduced by an amount of $11,192,335. This amount represented a realised distributable profit.

On 22 March 2004, the Company redeemed all of its issued redeemable preference shares of 1p each in nominal value for a redemption price of 10p per share, being the original proceeds received upon issue. The aggregate redemption price paid to the holders of redeemable preference shares was $10,863,833. In addition, an aggregate amount of $324,824 was paid to holders of redeemable preference shares in satisfaction of the accrued but unpaid dividends on these shares.

An amount of $3,678 remained of the $11,192,335 following the redemption, this was transferred to the profit and loss reserve as a realised profit.

In accordance with the Companies Act maintenance of capital regulations, an amount equal to the nominal value of the shares redeemed was transferred to a capital redemption reserve. The nominal value redeemed was $949,618.

19 Called-up share capital (continued)

The following options over Ordinary Shares of £0.001 have been granted and were outstanding at the end of the year:

Grant date	Number of shares subject to option	Exercise price per share	Vesting period
1 April 1999	1,040,496	£0.0033	5 years
1 September 1999 – 25 November 1999	3,318,440[1]	£0.0537	5 years
26 November 1999 – 19 February 2000	2,257,242	£0.1563	4-5 years
20 February 2000 – 23 October 2000	1,723,972	£0.5033	5 years
24 October 2000 – 31 December 2002	1,233,140	£2.385	5 years
1 January 2002 – 31 December 2002	928,973	£1.01	3-5 years
1 January 2003 – 17 November 2003	164,281	£1.01	5 years
18 November 2003 – 26 February 2004	454,184	£1.025	5 years
26 February 2004	172,015	£2.35	3 years[2]
26 February 2004	738,300	£2.35	3 years
26 February 2004	727,985	£2.00	3 years[2]
26 February 2004	241,900	£2.00	3 years
1 April 2004	72,000	£2.37	3 years[2]
1 May 2004	501,977	£1.88	3 years[3]
30 June 2004	25,000	£4.02	3 years[2]
30 September 2004	35,000	£3.625	3 years[2]
30 September 2004	132,960	£2.894	3 years[3]
	13,767,865		

[1] These options include 947,100 options issued to M Shone, with vesting conditions as specified in the Report of the Remuneration Committee on pages 30 to 34.
[2] These options have vesting conditions based on EPS growth over the vesting period.
[3] These options have been issued as part of the Company's SAYE scheme.

Exercise period:
Vested options are exercisable within ten years from the grant date.

20 Reserves

Group	Merger reserve $'000	Share premium account $'000	Other reserve $'000	Capital redemption reserve $'000	Profit and loss account $'000	Total $'000
At 1 January 2004	61,574	20,107	325	–	(47,613)	34,393
Share issues	–	74,513	–	–	–	74,513
Expenses of equity share issues	–	(5,531)	–	–	–	(5,531)
Bonus issue	–	(128)	–	–	–	(128)
Share related charge[1]	–	–	–	–	425	425
Court sanctioned capital reduction[2]	–	(11,192)	11,192	–	–	–
Redemption of redeemable preference shares[2]	–	–	(11,192)	950	3	(10,239)
Waiver of rights to dividends[3]	–	–	(325)	–	325	–
Retained profit for the year	–	–	–	–	61,751	61,751
At 31 December 2004	61,574	77,769	–	950	14,891	155,184

Company	Share premium account $'000	Other reserve $'000	Capital redemption reserve $'000	Profit and loss account $'000	Total $'000
At 1 January 2004	20,107	–	–	488	20,595
Share issues	74,513	–	–	–	74,513
Expenses of equity share issues	(5,531)	–	–	–	(5,531)
Bonus issue	(128)	–	–	–	(128)
Share related charge[1]	–	–	–	425	425
Court sanctioned capital reduction[2]	(11,192)	11,192	–	–	–
Redemption of redeemable preference shares[2]	–	(11,192)	950	3	(10,239)
Retained profit for the year	–	–	–	85	85
At 31 December 2004	77,769	–	950	1,001	79,720

The share premium account and the capital redemption reserve are not distributable.

[1] UITF 17 charge, including amounts relating to non-executive directors as disclosed in the Report of the Remuneration Committee.
[2] See note 19.
[3] CSR plc waived their right to dividends on the Redeemable Preference Shares held in Cambridge Silicon Radio Limited.

21 Reconciliation of movements in Group shareholders' funds

	2004 $'000	2003 $'000
Profit for the year	61,751	2,924
Exchange loss	–	(3)
	61,751	2,921
New shares issued	74,553	912
Issue costs	(5,531)	–
Share related charge	425	–
Redemption of redeemable preference shares	(11,189)	–
Reversal of accrued expenses	–	18
Net addition to shareholders' funds	120,009	3,851
Opening shareholders' funds	35,393	31,542
Closing shareholders' funds	155,402	35,393

22 Derivatives and other financial instruments

This note deals with financial assets and liabilities, excluding investments in subsidiaries. As permitted by FRS 13 'Derivatives and other financial instruments: Disclosures', short term debtors and creditors have been excluded from the disclosures other than the currency disclosures.

Policy

The Group's operations are financed through third party equity investments, cash at bank and in hand and short term deposits. The most significant financial risks arise from foreign currency and interest rates. The Group uses forward foreign currency contracts to manage the currency risks arising from the Group's operations.

The Board reviews and agrees policies for managing these risks and the policies are summarised below:

Foreign currency risk

The Group's functional currency is US Dollars.

100% of the Group turnover is generated within the UK. Group policy is to denominate sales to distributors and customers in US dollars.

The Group's overseas investments in Japan, Denmark, Taiwan, Korea and Sweden are small relative to the UK but nevertheless the Group's balance sheet can be affected by movements in these countries' exchange rates.

Since a significant proportion of the Group's operating expenditure is incurred in the UK, the Group is vulnerable to exchange rate fluctuations between the pound and the dollar. To hedge this currency exposure the Group uses forward foreign exchange contracts. For 2005, the Group has forward contracts for the sale of $53.0 million (2004 – $22.4 million) at an average exchange rate of $1.7832:£1 (2004 – $1.552:£1).

The Group also operates in Denmark and is vulnerable to exchange rate fluctuations between the krone and the dollar. To hedge this currency exposure the Group uses forward exchange contracts. For 2005, the Group has forward contracts for the sale of $1.0 million (2004 – $1.6 million) at an average exchange rate of $0.174:Kr1 (2004 – $0.159:Kr1).

The Group also operates in Japan and is vulnerable to exchange rate fluctuations between the yen and the dollar. To hedge this currency exposure the Group uses forward exchange contracts. For 2005, the Group has forward contracts for the sale of $3.7 million (2004 – $2.9 million) at an average exchange rate of $0.0096:JPY1 (2004 – $0.00936:JPY1).

All of these forward contracts have been accounted for as hedges in accordance with SSAP 20 - Foreign currency translation.

Interest rate risk

The Group has no long term bank borrowing or overdraft facilities. The Group currently has significant cash deposits and is subject to fluctuating interest rates on these deposits. There are no liabilities subject to fluctuating interest rates.

Liquidity risk

The Group has no bank borrowings or overdraft facilities.

Interest rate profile

The Group has no financial assets, excluding short term debtors other than term deposits and cash held at bank and in hand. The Group has no financial liabilities, other than short term creditors.

22 Derivatives and other financial instruments (continued)

At 31 December 2004 the Group held financial assets as follows:

	GBP $'000	US$ $'000	Yen $'000	Danish Kr $'000	Total $'000
Cash at bank (floating rates)	1	1,391	309	206	1,907
Deposits (floating rates)	397	107,770	–	–	108,167
At 31 December 2004	398	109,161	309	206	110,074

At 31 December 2003 the Group held financial assets as follows:

	GBP $'000	US$ $'000	Yen $'000	Danish Kr $'000	Total $'000
Cash at bank (floating rates)	366	1,218	16	86	1,686
Deposits (floating rates)	2,017	22,227	–	19	24,263
At 31 December 2003	2,383	23,445	16	105	25,949

The term deposits comprise deposits placed on the money market for periods of up to 4 months. The benchmark rate on the GBP deposits was UK LIBOR, the benchmark rate on the US$ deposits was US LIBOR. The weighted average interest rates received on the GBP term deposits was 4.02% (2003 – 3.30%), the weighted average interest rates received on the US$ term deposits was 1.40% (2003 – 1.09%).

The Group has financial liabilities of finance leases and redeemable preference shares. These are as follows:

	2004 $'000	2003 $'000
Finance leases	–	202
Redeemable preference shares	–	9,821
	–	10,023

The weighted average interest rates payable on finance leases in 2003 was 14.5%. The weighted average period on finance leases in 2003 was 2.5 years.
During 2004, the Group repaid all amounts due under finance leases and the redeemable preference shares were redeemed.

Currency exposures

Gains and losses arising from the re-translation of the Group's overseas investments are recognised in the consolidated profit and loss account. Exposures relating to transactions that give rise to the net currency gains and losses recognised in the profit and loss account are detailed in the table below. Such exposures comprise the monetary assets and liabilities of the Group that are not denominated in the functional currency of the operating unit.

Principal net foreign currency monetary assets/(liabilities)

	2004 $'000	2003 $'000
British Pounds	(272)	3,579
Danish Krone	58	(238)
Japanese Yen	199	36
Euro	(112)	(1,230)
Singapore Dollars	(12)	(245)
Korean Won	22	33
Total	(117)	1,935

The functional currency of all operations is the US dollar.

22 Derivatives and other financial instruments (continued)

Maturity of financial liabilities

The maturity profile of the Group's financial liabilities was as follows:

	2004 $'000	2003 $'000
In one year or less	–	10,023

Fair values of financial assets and financial liabilities

	Book value at 31 December 2004 $'000	Fair value at 31 December 2004 $'000
Cash at bank and in hand	1,907	1,907
Deposits	108,167	108,167
	110,074	110,074

Derivatives used to hedge the currency exposure of the business:

Forward contracts	–	3,574

	Book value at 31 December 2003 $'000	Fair value at 31 December 2003 $'000
Cash at bank and in hand	1,686	1,686
Deposits	24,263	24,263
Finance leases	*(202)*	*(202)*
Redeemable preference shares	(9,821)	(10,580)
	15,926	15,167

Derivatives used to hedge the currency exposure of the business:

Forward contracts	–	3,219

Gains and losses on hedges

	2004 $'000	2003 $'000
Unrealised gains on hedges at 1 January	3,219	905
Gains arising in previous years that were recognised in the year	(3,219)	(905)
Gains arising before 1 January that were not recognised in the year	–	–
Gains arising in the year that were not recognised in the year	3,574	3,219
Unrecognised gains on hedges at 31 December	3,574	3,219

All gains are expected to be realised in the next year.

23 Reconciliation of operating profit (loss) to operating cash flows

	2004 $'000	2003 $'000
Operating profit (loss)	58,732	(2,407)
Depreciation charge	4,311	2,959
Non-cash share related charge	425	–
Increase in stocks	(23,208)	(3,714)
Increase in debtors	(24,777)	(6,588)
Increase in creditors	16,982	11,081
Increase in provisions	3,196	292
Loss on disposal of fixed assets (including associated foreign exchange adjustments)	186	43
Foreign exchange revaluation of fixed assets	–	1
Net cash inflow from operating activities	35,847	1,667

24 Analysis of cash flows

	2004 $'000	2003 $'000
Returns on investments and servicing of finance		
Interest received and similar income	1,213	335
Interest paid	(300)	(105)
Interest element of finance lease rentals	(8)	(282)
Net cash inflow (outflow)	905	(52)
Taxation		
Research & development tax credit received	576	1,526
Repayment of 2002 research & development tax credit	(2,495)	–
Foreign tax paid	(20)	(372)
Net cash (outflow) inflow	(1,939)	1,154
Capital expenditure and financial investment		
Purchase of tangible fixed assets	(7,624)	(3,631)
Net cash outflow	(7,624)	(3,631)
Management of liquid resources		
Cash (placed on) withdrawn from term deposits	(83,904)	166
Net cash (outflow) inflow	(83,904)	166
Financing		
Issue of ordinary share capital	74,510	912
Redemption of redeemable preference shares	(10,864)	–
Issue costs	(5,531)	–
Payment of dividend arrears	(325)	–
Refund of costs originally charged to share premium	–	18
Capital element of finance lease rental payments	(202)	(2,043)
Net cash inflow (outflow)	57,588	(1,113)

25 Analysis and reconciliation of net funds

	1 January 2004 $'000	Cash flow $'000	Exchange movement $'000	31 December 2004 $'000
Cash at bank and in hand	1,686	873	(652)	1,907
Finance leases	(202)	202	–	–
Current asset investments	24,263	83,904	–	108,167
Net funds	25,747	84,979	(652)	110,074

	2004 $'000	2003 $'000
Increase (decrease) in cash in the period	873	(1,809)
Cash outflow (inflow) from increase (decrease) in liquid resources	83,904	(166)
Cash outflow from decrease in lease financing	202	2,043
Change in net funds resulting from cash flows	84,979	68
Translation difference	(652)	840
Movement in net funds in year	84,327	908
Net funds at beginning of year	25,747	24,839
Net funds at end of year	110,074	25,747

26 Financial commitments

Annual commitments under non-cancellable operating leases are as follows:

Group	2004 Land and buildings $'000	2004 Other $'000	2003 Land and buildings $'000	2003 Other $'000
Expiry date				
– within one year	155	19	19	–
– between two and five years	443	4	332	16
– after five years	1,202	–	815	–
	1,800	23	1,166	16

The Group had capital commitments of $3,230,012 at 31 December 2004 (2003 – $nil).

Company

The Company has no financial commitments at 31 December 2004 (2003 – $nil).

The Company had no capital commitments at 31 December 2004 (2003 – $nil).

27 Related party transactions

Transactions with directors are disclosed in the Report of the Remuneration Committee.

No other material related party transactions requiring disclosure by FRS 8 took place during the year ended 31 December 2004 (2003 – nil).

28 Post balance sheet event

On 15 March 2005, through an indirect wholly owned subsidiary, the Company acquired the entire issued share capital of Clarity Technologies, Inc. ("Clarity") for a consideration of $17.1 million, payable in cash. The Company will fund the acquisition from its existing cash resources. Clarity is in the early stages of revenue generation and made an unaudited operating loss of $4.8 million for the year ended 31 December 2004.

Five year summary

31 December 2004

	2000 $'000	2001 $'000	2002 $'000	2003 $'000	2004 $'000
Results					
Turnover	4,511	16,979	27,682	67,622	253,146
Operating (loss) profit	(20,726)	(22,412)	(15,343)	(2,407)	58,732
(Loss) profit on ordinary activities before taxation	(19,842)	(21,497)	(15,175)	(1,616)	59,255
(Loss) profit for the financial year	(19,974)	(20,670)	(14,052)	2,924	61,751
Assets employed					
Fixed assets	4,539	7,686	6,530	8,603	12,825
Net current assets	43,999	21,808	25,678	27,546	147,689
Creditors: Amounts falling due after more than one year	(1,719)	(2,846)	(202)	–	(1,160)
Provisions for liabilities and charges	–	(277)	(464)	(756)	(3,952)
Net assets	46,819	26,371	31,542	35,393	155,402

	$	$	$	$	$
Key statistics					
Earnings per share	(0.30)	(0.26)	(0.17)	0.03	0.53
Diluted earnings per share	(0.30)	(0.26)	(0.17)	0.03	0.48

Share and corporate information

CSR plc
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ

Registered in England and Wales number 4187346
www.csr.com

Advisors

Auditors	**Deloitte & Touche LLP**
Corporate brokers	**JPMorgan Cazenove Limited, Credit Suisse First Boston (Europe) Limited**
Solicitors	**Slaughter and May**
Bank	**Lloyds TSB Bank plc**

Share information

Shares outstanding	**122,724,838**
Trading symbol	**CSR**
Country of register	**Great Britain (UK)**
Market	**London Stock Exchange**
SEDOL	**3414738**
Registrar	**Lloyds TSB Registrars** **The Causeway, Worthing, West Sussex BN99 6DA**

Shareholder information

	Shareholders Number	Shareholder %
1 – 1,000	376	37%
1,001 – 5,000	282	28%
5,001 – 10,000	66	7%
10,001 – 50,000	133	13%
50,001 – 100,000	41	4%
100,001 – 250,000	48	5%
Over 250,000	62	6%
Total	**1,008**	**100%**

Share capital structure

	Disclosed holding ordinary share capital	% of issued
Fidelity, FMR Corp, Fidelity International Ltd	15,515,498	12.64%
3i Group plc	7,177,974	5.85%
Deutsche Bank AG	5,942,521	4.84%
Lansdowne Partners Ltd client funds	5,880,603	4.79%
Legal & General Group Plc	4,532,875	3.69%
Goldman Sachs & Co	4,291,486	3.50%
Amadeus	4,239,278	3.45%
Other shareholders	75,144,603	61.24%
Total		**100.0%**

Based on notifications to the Company in accordance with sections 198 to 208 of the Companies Act 1985.

Glossary of industry terms

analogue: a continuous representation of phenomena in terms of points along a scale, each point merging imperceptibly into the next; analogue signals vary continuously over a range of values; real world phenomena, such as sound, light and touch, are analogue

application software: software that is written specifically to address a real-world problem or task

baseband processor: that part of a chip which is designed to implement in a digital format the algorithms, protocols and logic required to implement, for example, a standard such as the Bluetooth wireless standard

bit: a unit of information; a computational quantity that can take one of two values, such as true and false or 0 and 1; also the smallest unit of storage sufficient to hold one bit, kbt or Mbt

Bluetooth protocol stack: the communications software which is required together with the baseband processor and other subsystems, to implement the Bluetooth standard

Bluetooth qualified: certified by one of a number of organisations approved by the SIG as meeting the Bluetooth specification and 'Bluetooth qualified products' are end products and modules which are Bluetooth qualified

Bluetooth specification: the specification determined by the SIG which defines the parameters which a device providing a Bluetooth system must meet; different versions of the Bluetooth specification are designated v1.0, v1.1, v1.2 and v2.0

CAD: Computer Aided Design: a general term referring to software applications and the method of designing things using a computer

CMOS: Complementary Metal Oxide Semiconductor technology: a semiconductor process technology that uses planar transistors to make chips that consume relatively low power and permit a high level of integration

CODEC: an acronym for coder/decoder: codecs are integrated circuits or chips that include analogue-to-digital conversion and digital-to-analogue conversion on a single chip

chip: short for a microchip; semiconductor device or integrated circuit

communications protocol stack: communications software, which is required, together with the baseband processor and other subsystems, to implement a wireless communications standard

CSP: Chip-Scale Package: a semiconductor package which is as small as the semiconductor chip and is used for small form factor applications such as mobile phones, PDAs and wireless devices

customer applications software: software that is not generic and which is written to specifically address a customer-defined problem or task

DSP: Digital Signal Processor; a device which enables computer manipulation using processing elements or stored programs of analogue signals which have been sampled and converted to digital form

design win: CSR records a design win when a product using one of its ICs becomes Bluetooth qualified

die: another word for chip; often used to refer to the 'chips' whilst they are still an integral part of the silicon 'wafer' or where they have been cut from the 'wafer' but are, as yet, unpackaged

digital: the representation of data by a series of bits or discrete values such as 0s and 1s

dongle: an electronic device that is usually plugged into the USB port of a computer in order to provide added functionality

embedded solution: a system in which all processing is carried out on-chip without the need for an external host processor

end products: products produced by a product manufacturer which are in their final form and ready for the user, examples include PCs and mobile phones

fab: short for silicon fabrication facility, manufacturing plant or foundry

fabless: short for fabricationless, a business model used in the semiconductor industry, where the manufacture (or fabrication) of ICs is subcontracted to a foundry

fabless semiconductor company: company that uses a third party semiconductor fabrication service to manufacture silicon chips as opposed to fabrication facilities owned directly

firmware: software which interfaces with and typically configures and manages the hardware in a system

flash memory: electronic memory where the contents (usually an applications program) may be programmed prior to use and which retains its contents irrespective of applied power

foundry: a semiconductor manufacturer that makes integrated circuits for third parties

GHz: giga-Hertz

GSM/GPRS: GSM (Global System for Mobile Communications) the most common digital mobile standard; GPRS (General Packet Radio Service) a digital mobile standard designed to send and receive voice and data such as email information from the web and which is able to transmit data at higher rates than the GSM standard

host software: software running on the system in which the device is embedded

IC or integrated circuit: a semiconductor device consisting of many thousands or millions of interconnected transistors and other components

IEEE: Institute of Electrical and Electronic Engineers

ISO: International Standards Organisation: the international organisation responsible for developing and maintaining worldwide standards for manufacturing, environmental protection, computers, data communications, and many other fields

ISO 9000: a series of international standards for quality assurance in business practices, ratified by the ISO beginning in 1987. Certification of ISO 9000 compliance is important for selling many types of goods and services including data-communications equipment and services

Internet protocols: the communications protocols used over the Internet

kbs: 1kbs is a unit of 1024 'bits' per second

LEDs: Light Emitting Diode; a semiconductor device that emits visible light when electrical power is supplied to it

Mb or Mega Byte: 1024 times 1024 bytes where 1 byte is equal to 8 'bits'

memory: any device that can store data in machine-readable format which may include RAM, ROM and Flash

microcontroller: often defined as being a microprocessor together with its memory and a means of allowing input and output

microprocessor: a computer with its entire CPU contained on one integrated circuit

motherboard: the principal printed circuit board embedded within an electronic product

ODM: or Original Design Manufacturer: a manufacturer that designs and manufactures equipment for another company who will, in turn sell this to the end-user

OEM: or Original Equipment Manufacturer: a manufacturer that sells equipment to retail and wholesale outlets

PC: personal computer

PCM: Pulse Code Modulation: a coding technique where an electrical signal is represented as digital data

PDA: personal digital assistant: a pocket-sized personal computer

package: the package of a semiconductor is the physical and electrical interface between the chip and the system in which it operates

profile: a set of specifications defined by the SIG aimed at facilitating communication between classes of Bluetooth-enabled devices; examples include the headset and hands-free profiles

protocol: a method by which two dissimilar systems can communicate

RAM: random access memory

RF: radio frequency

ROM: read only memory

radio modulation: dynamic modification of the characteristics of a radio (electromagnetic) wave in order to convey information

SIG: the Bluetooth Special Interest Group

sampling: the process of shipping small quantities of a new IC to a customer in order to allow the customer to test the IC in its product

semiconductor: a material, typically crystalline, that can be altered to allow electrical current to flow or not flow in a pattern; common semiconductors are silicon, germanium and gallium-arsenide and the term is also used to apply to ICs made from these materials

silicon: a semiconducting material used to make wafers, widely used in the semiconductor industry as the basic material for integrated circuits

short range: Bluetooth is principally used for communicating over ranges of up to 10 metres

software stack: software required to implement the Bluetooth standard

transistor: the basic building block of modern semiconductor microelectronics; a transistor regulates current flow or voltage

USB: Universal Serial Bus: an interface between a computer and add-on devices

UWB: Ultra WideBand, a wireless technology for transmitting large amounts of digital data over a wide spectrum of frequency bands with very low power for a short distance

WiFi: WiFi short for 'wireless fidelity' (also known as IEEE 802.11a/b/g) is an 11-55 Mbs raw radio bit rate data centric wireless communication standard mainly used today for wireless computer networks at home and in the office

wafer: a disc made of a semiconducting material such as silicon, usually between 150mm (6") and 300mm (12") in diameter, in which integrated circuits are manufactured; a wafer may contain several thousand individual integrated circuits

yield: when used in connection with manufacturing, the ratio of the number of usable products to the total number of products on a wafer

CSR's offices

United Kingdom
Churchill House
Cambridge Business Park
Cowley Road
Cambridge CB4 0WZ
Tel: +44 1223 692000
Fax: +44 1223 692001
www.csr.com

Denmark
CSR Denmark
Novi Science Park
Niels Jernes Vej 10
9220 Aalborg East
Denmark
Tel: +45 72 200 380
Fax: +45 96 354 599
www.csr.com

Japan
CSR kk
Kojimachi KS Square 9F
5-3-3 Kojimachi
Chiyoda-ku Tokyo
102-0083
Japan
Tel: +81 3 5276 2911
Fax: +81 3 5276 2915
www.csr.com

Korea
CSR Korea Limited
2nd floor
Hyo-Bong Building
1364-1
SeoCho-dong, Seocho-gu
Seoul
137-863
Korea
Tel: +82 2 3473 2372
Fax: +82 2 3473 2205
www.csr.com

Sweden
CSR Sweden AB
Emdalav. 16
22 369 Lund
Sweden
Tel: +46 46 125300
Fax: +46 46 125300
www.csr.com

Taiwan
CSR Taiwan
6th Floor
No.407 Ruey Kuang Road
Neihu Taipei 11492
Taiwan, R.O.C.
Tel: +886 2 7721 5588
Fax: +886 2 7721 5589
www.csr.com

US
Cambridge Silicon Radio Inc.
2425 N. Central Expressway
Suite 1000
Richardson
TX 75080
Tel: +1 972 238 2300
Fax: +1 972 231 1440
www.csr.com

Clarity Technologies, Inc.
1740 Opdyke Court
Auburn Hills
Detroit
MI 48326
Tel: +1 248 409 1400
Fax: +1 248 409 1401
www.claritycvc.com
www.csr.com